Exhibit 99.1

Report to Shareholders for the Third Quarter , 2021 www.cibc.com August 26, 2021
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2021.
Third quarter highlights

	Q3/21	Q3/20	Q2/21	YoY Variance	QoQ Variance
Reported Net Income	$1,730 million	$1,172 million	$1,651 million	+48%	+5%
Adjusted Net Income (1)	$1,808 million	$1,243 million	$1,666 million	+45%	+9%
Reported Diluted Earnings Per Share (EPS)	$3.76	$2.55	$3.55	+47%	+6%
Adjusted Diluted EPS (1)	$3.93	$2.71	$3.59	+45%	+9%
Reported Return on Common Shareholders’ Equity (ROE)	17.1%	12.1%	17.1%
Adjusted ROE (1)	17.9%	12.9%	17.3%
Common Equity Tier 1 Ratio	12.3%	11.8%	12.4%
Results for the third quarter of 2021 were affected by the following items of note aggregating to a negative impact of $0.17 per share:
•	$85 million ($63 million after-tax) increase in legal provisions; and
•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets.
Our Common Equity Tier 1 ratio was 12.3% at July 31, 2021 compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio at July 31, 2021 was 4.6%.
We continue to deliver purpose-driven growth across all of our business units as we work with our clients to help them achieve their ambitions. This quarter’s record top-line revenue and earnings per share underscore the breadth and quality of the growth we have across all of our key business units, as we continue to successfully navigate an uncertain environment by staying focused on our clients and on the wellbeing of our team. This quarter we continued to make strategic investments in our future growth as we have throughout the pandemic.
Core business performance
Canadian Personal and Business Banking
reported net income of $642 million for the third quarter, up $185 million or 40% from the third quarter a year ago mainly due to lower provisions for credit losses and higher revenue, partially offset by higher expenses. Adjusted pre-provision,
pre-tax
earnings
(1)
were up $98 million or 12% from the third quarter a year ago mainly due to higher revenue driven by robust volume growth and higher fee income, partially offset by higher expenses.
Canadian Commercial Banking and Wealth Management
reported net income of $470 million for the third quarter, up $150 million or 47% from the third quarter a year ago, primarily due to higher revenue and a reversal of loan loss provisions in the current quarter, partially offset by higher expenses.
Pre-provision,
pre-tax
earnings
(1)
were up $96 million or 19% compared with the third quarter a year ago, primarily due to higher fee revenue and strong volume growth in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation, record mutual fund sales, and an increased level of investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results.
U.S. Commercial Banking and Wealth Management
reported net income of $266 million for the third quarter, up $206 million or 343% from the third quarter a year ago. Excluding items of note, adjusted net income
(1)
was $279 million, up $204 million or 272% from the third quarter a year ago, due to a reversal of loan loss provisions in the current quarter and higher U.S. dollar revenue, partially offset by the impact of foreign exchange translation. In U.S. dollars, adjusted pre-provision,
pre-tax
earnings
(1)
of US$228 million were up US$32 million or 16% from the third quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related expenses.
Capital Markets
reported net income of $491 million for the third quarter, up $48 million or 11% from the third quarter a year ago, primarily due to a reversal of provision for credit losses, partially offset by higher expenses.
Pre-provision,
pre-tax
earnings
(1)
were down $48 million or 7% from the third quarter a year ago, due to lower global markets trading revenue and higher expenses, partially offset by higher revenue from corporate and investment banking and our direct financial services business.

(1)
For additional information, see the
“Non-GAAP
measures” section.
Pre-provision,
pre-tax
earnings is revenue net of
non-interest
expenses and is a
non-GAAP
measure. Adjusted
pre-provision,
pre-tax
earnings is revenue net of
non-interest
expenses adjusted for items of note and is a
non-GAAP
measure.

Making a difference in our communities
At CIBC, we invest our time and resources to remove barriers to personal ambitions and demonstrate that when we come together, positive change happens that helps our communities and businesses thrive. This quarter, investments in our communities included:
•	Nearly 100 employees contributed $1.2 million of the $4.7 million raised in the annual Tour CIBC Charles Bruneau cycling event in support of pediatric cancer research and care;
•	Donated $75,000 to the Canadian Red Cross in support of the immediate and ongoing wildfire relief efforts underway in British Columbia;
•	Launched registration for the 2021 Canadian Cancer Society CIBC Run for the Cure, CIBC’s 25th anniversary as title partner;
•	CIBC employees contributed more than 17,000 volunteering hours this quarter;
•	Celebrated Global Accessibility Awareness Day with the launch of the MaRS-CIBC Access to Work Challenge which addressed barriers to employment for persons with disabilities; and
•
Recognized National Indigenous Peoples Day, including the closure of several banking centres in solidarity, and announced the creation of the Reconciliation Action Committee to strengthen our support for Indigenous peoples.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2021

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2020 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2021
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2020 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			69–70

	3	Top and emerging risks	21			50

	4	Key future regulatory ratio requirements	19, 34, 35	62	9, 16	36, 39, 76, 78, 166
Risk governance, risk management and business model	5	Risk management structure				44, 45
	6	Risk culture and appetite				43, 46, 47
	7	Risks arising from business activities	24			48, 53
	8	Bank-wide stress testing	27			31, 49, 57 71, 74
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	17	62		31, 166
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	36
	11	Regulatory capital flow statement			12	37
	12	Capital management and planning				39, 166
	13	Business activities and risk-weighted assets	24		4	38, 53
	14	Risk-weighted assets and capital requirements			4	33, 38
	15	Credit risk by major portfolios			27–36	56–61
	16	Risk-weighted assets flow statement			4, 5	38

	17	Back-testing of models			67, 68	48, 57, 70
Liquidity	18	Liquid assets	33			75
Funding	19	Encumbered assets	34			75

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38			79

	21	Funding strategy and sources	37			77
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	30			69

	23	Significant trading and non-trading market risk factors	31–32			69–73

	24	Model assumptions, limitations and validation procedures				69–73

	25	Stress testing and scenario analysis				31, 71
Credit risk	26	Analysis of credit risk exposures	25–29		6–7, 63–66	58–67, 138–145, 186

	27	Impaired loan and forbearance policies	25, 28			55, 65, 85, 116

	28	Reconciliation of impaired loans and the allowance for credit losses	28	55		65, 139

	29	Counterparty credit risk arising from derivatives	27		66, 35 (2)	55, 59, 156–157

	30	Credit risk mitigation	25		20, 51, 66	55, 61, 156–157
Other risks	31	Other risks	39			80–82

	32	Discussion of publicly known risk events		64		80, 179
(1)	A detailed glossary of our risk and capital terminology is included on page 198 to 202 of our 2020 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2021	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2021 compared with corresponding periods. The MD&A should be read in conjunction with our 2020 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 25, 2021. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 196 to 202 of our 2020 Annual Report.

Contents

2	Third quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

7	Non-GAAP measures

9	Strategic business units overview
9	Canadian Personal and Business Banking
10	Canadian Commercial Banking and Wealth Management
11	U.S. Commercial Banking and Wealth Management
13	Capital Markets
14	Corporate and Other

16	Financial condition
16	Review of condensed consolidated balance sheet
17	Capital management
20	Off-balance sheet arrangements

21	Management of risk
21	Risk overview
21	Top and emerging risks
25	Credit risk
30	Market risk
33	Liquidity risk
39	Other risks

39	Accounting and control matters
39	Critical accounting policies and estimates
40	Accounting developments
40	Other regulatory developments
40	Controls and procedures
40	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2021 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus
(COVID-19)
pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2021	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
	Financial results ($ millions)
	Net interest income	$2,893	$2,747	$2,729	$8,479	$8,252
	Non-interest income	2,163	2,185	1,979	6,472	5,889
	Total revenue	5,056	4,932	4,708	14,951	14,141
	Provision for (reversal of) credit losses	(99)	32	525	80	2,198
	Non-interest expenses	2,918	2,756	2,702	8,400	8,471
	Income before income taxes	2,237	2,144	1,481	6,471	3,472
	Income taxes	507	493	309	1,465	696
	Net income	$1,730	$1,651	$1,172	$5,006	$2,776
	Net income (loss) attributable to non-controlling interests	$5	$4	$2	$13	$1
	Preferred shareholders	30	51	31	111	92
	Common shareholders	1,695	1,596	1,139	4,882	2,683
	Net income attributable to equity shareholders	$1,725	$1,647	$1,170	$4,993	$2,775
	Financial measures
	Reported efficiency ratio	57.7%	55.9%	57.4%	56.2%	59.9%
	Operating leverage	(0.6)%	5.8%	(1.7)%	6.6%	(3.5)%
	Loan loss ratio (1)	0.10%	0.24%	0.29%	0.18%	0.29%
	Reported return on common shareholders’ equity (2)	17.1%	17.1%	12.1%	17.1%	9.7%
	Net interest margin	1.42%	1.42%	1.43%	1.42%	1.53%
	Net interest margin on average interest-earning assets (3)	1.60%	1.59%	1.61%	1.59%	1.72%
	Return on average assets (4)	0.85%	0.85%	0.62%	0.84%	0.51%
	Return on average interest-earning assets (3)(4)	0.96%	0.95%	0.69%	0.94%	0.58%
	Reported effective tax rate	22.7%	23.0%	20.9%	22.6%	20.1%
Common share information
Per share ($)	– basic earnings	$3.77	$3.56	$2.56	$10.89	$6.03
	– reported diluted earnings	3.76	3.55	2.55	10.86	6.02
	– dividends	1.46	1.46	1.46	4.38	4.36
	– book value	90.06	86.70	83.17	90.06	83.17
Closing share price ($)		145.07	127.78	92.73	145.07	92.73
Shares outstanding (thousands)	– weighted-average basic	449,590	448,455	445,416	448,442	445,137
	– weighted-average diluted	451,148	449,345	445,894	449,512	445,711
	– end of period	450,082	449,093	446,009	450,082	446,009
	Market capitalization ($ millions)	$65,293	$57,385	$41,358	$65,293	$41,358
	Value measures
	Total shareholder return	14.68%	18.62%	14.24%	51.15%	(13.47)%
	Dividend yield (based on closing share price)	4.0%	4.7%	6.3%	4.0%	6.3%
	Reported dividend payout ratio	38.7%	41.0%	57.1%	40.2%	72.3%
	Market value to book value ratio	1.61	1.47	1.11	1.61	1.11
	Selected financial measures – adjusted (5)
	Adjusted efficiency ratio (6)	55.1%	54.9%	54.8%	54.6%	55.7%
	Adjusted operating leverage	(0.6)%	4.4%	1.1%	1.9%	(0.6)%
	Adjusted return on common shareholders’ equity (2)	17.9%	17.3%	12.9%	17.5%	11.2%
	Adjusted effective tax rate	22.8%	23.0%	21.2%	22.7%	20.7%
	Adjusted diluted earnings per share	$3.93	$3.59	$2.71	$11.10	$6.90
	Adjusted dividend payout ratio	37.0%	40.7%	53.7%	39.4%	63.1%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$207,774	$202,319	$212,766	$207,774	$212,766
	Loans and acceptances, net of allowance	449,167	432,120	414,457	449,167	414,457
	Total assets	806,067	782,878	768,545	806,067	768,545
	Deposits	602,969	576,563	566,135	602,969	566,135
	Common shareholders’ equity	40,533	38,935	37,095	40,533	37,095
	Average assets	806,768	795,373	757,589	800,755	720,906
	Average interest-earning assets (3)	718,403	709,463	673,527	713,152	641,286
	Average common shareholders’ equity	39,263	38,189	37,360	38,173	36,802
	Assets under administration (AUA) (7)(8)(9)	2,982,469	2,783,059	2,410,765	2,982,469	2,410,765
	Assets under management (AUM) (8)(9)	310,560	293,488	262,636	310,560	262,636
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions)	$268,999	$257,997	$256,683	$268,999	$256,683
	Common Equity Tier 1 (CET1) ratio (10)	12.3%	12.4%	11.8%	12.3%	11.8%
	Tier 1 capital ratio (10)	13.7%	13.9%	13.0%	13.7%	13.0%
	Total capital ratio (10)	16.0%	16.2%	15.4%	16.0%	15.4%
	Leverage ratio	4.6%	4.7%	4.6%	4.6%	4.6%
	Liquidity coverage ratio (LCR)	126%	134%	150%	n/a	n/a
	Other information
	Full-time equivalent employees	44,904	44,066	43,952	44,904	43,952
(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)	Annualized.
(3)
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the
“Non-GAAP
measures” section.

(6)	Calculated on a tax equivalent basis (TEB).
(7)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,380.2 billion (April 30, 2021: $2,212.3 billion; July 31, 2020: $1,903.7 billion).

(8)	AUM amounts are included in the amounts reported under AUA.
(9)	Certain prior period information has been restated.
(10)
Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss (ECL) transitional arrangement announced by the Office of the Superintendent of Financial Institutions (OSFI) on March 27, 2020.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2021

External reporting changes
Changes made to our business segments
The following external reporting changes were made in the first quarter of 2021:
•
Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant strategic business units (SBUs).

•
The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.
Financial performance overview
Economic outlook
Global economic activity has accelerated this year, although the
COVID-19
pandemic, fueled by the more contagious Delta variant, continues to pose a headwind to the pace of that recovery, particularly in countries where vaccination efforts have lagged. Restrictions imposed by governments around the world to limit the impact of the infection have eased significantly in some jurisdictions, but continue to impact global supply chains and international travel. Vaccination rates have climbed sharply in the developed world, and although the virus remains a threat, our outlook assumes that targeted health measures rather than broader economic closures will be used to contain it. While global demand for fuel is growing, a rebound in supply from overseas producers should see crude prices stabilize near current levels over the balance of the calendar year. Overall, activity should continue to pick up in sectors that had previously been impacted by the restrictive public health measures.
In Canada, after a drop of 5.3% in calendar 2020, real gross domestic product (GDP) is expected to grow by roughly 6% in calendar 2021, after a deceleration in the second quarter and a resumption of faster growth in the second half of the calendar year. We expect that the unemployment rate will average in the mid-7% range in calendar 2021, well above full-employment levels. Further growth of more than 4% in calendar 2022 is expected to see the unemployment rate drop below 6%, reaching full-employment levels in the latter half of the calendar year. Both businesses and households have benefitted from government fiscal support, which will reduce the impact of under-employment on insolvencies, support business and household credit growth as well as retail transaction volumes relative to what would have occurred absent these measures. Government bond issuance will remain elevated to cover the resulting federal and provincial deficits. The Bank of Canada will maintain short-term interest rates at their current levels through calendar 2021, although longer-term rates will drift higher over the balance of the year as economic growth accelerates, and the central bank eases up on its asset purchase program. A quarter point rate increase is expected in late calendar 2022 as the economy reaches full employment.

In the U.S., real GDP is expected to grow by more than 6% in calendar 2021, after declining by 3.5% in the prior calendar year. Unemployment is expected to average in the mid-5% range in calendar 2021, more than one percentage point above full-employment levels. Further real GDP growth of over 4% in calendar 2022 is expected to result in a drop in unemployment rate to below 4%. Large scale stimulus bills already enacted will continue to support demand, and provide enhanced support to households and businesses impacted by the pandemic, reducing its impact on insolvencies. We expect that the Federal Reserve will maintain near-zero short-term interest rates until increasing rates in the latter half of calendar 2022, and will wait until early 2022 to start reducing the pace of asset purchases that are aimed at slowing the climb in long-term rates.
The economic challenges from the
COVID-19
pandemic impact all our SBUs. From a credit perspective, while our outlook has improved as a result of better-than-expected growth over the past two quarters, we continue to expect that our loan portfolios will be negatively impacted by targeted health measures as well as cautionary consumer and business behaviour in response to the resurgence of infections, partially mitigated by large-scale government support programs targeting both individuals and businesses. Deposit growth has shown signs of deceleration as the flow of government support payments to households and businesses has slowed in response to the recovering economy. The persistent low interest environment is expected to continue to have a negative impact on the net interest margins for all our SBUs.
For Canadian Personal and Business Banking, mortgage demand growth could decelerate slightly due to the new
B-20
rules and affordability constraints, but will continue to remain well supported by low rates. We expect to see a modest return to growth in non-mortgage
credit demand as a result of the easing of pandemic-related constraints on economic activity. Continued demand for business lending products is anticipated as small businesses look to prepare for the economic recovery.
Our Canadian and U.S. wealth management businesses are expected to benefit from a further economic recovery, with investors looking for alternatives to low rates on savings deposits.
Our Capital Markets business is expected to benefit from merger and acquisition activity as corporate consolidations increase as a result of the pandemic, as well as increased equity issuance, but could be negatively impacted by lower corporate bond issuance and lower trading revenues from the highs in 2020.
Loan demand in our Canadian and U.S. commercial banking businesses moderated in recent quarters, but will continue to be supported by further economic recovery in the second half of the calendar year.
The economic outlook described above reflects numerous assumptions and uncertainties regarding the economic impact of the
COVID-19
pandemic, which will ultimately depend on vaccine adoption rates and the extent to which the vaccines will be effective at controlling both existing and emerging variants of the virus, and the ability of governments, businesses and health-care systems to effectively limit the current and future resurgences of the virus, including its variants, without resorting to broad economic closures. Expectations reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. As a result, actual experience may differ materially from expectations.

CIBC THIRD QUARTER 2021	3

COVID-19
and the low interest rate environment continue to impact our business and results of operations. See “Financial results review” and “Strategic business units overview” for further details. Despite these pressures, our financial condition and our regulatory capital and liquidity positions continue to be strong. See “Capital management” and “Liquidity risk” for further details. The impact of the pandemic on our risk environment is discussed in “Top and emerging risks”. Changes in the level of economic uncertainty arising from the pandemic continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECLs). See “Accounting and control matters”, as well as Note 2 and Note 6 to our interim consolidated financial statements for further details. With the economic recovery well underway, and the significant easing of restrictive public health measures, the need for and level of our client relief programs has reduced over the recent quarters. See “CIBC client relief programs in response to
COVID-19”
and “Government lending programs in response to
COVID-19”
for further details regarding the client relief and government support programs we are involved in.
Significant events
Sale of FirstCaribbean International Bank Limited
On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB), subject to regulatory approvals, as discussed in Note 4 to the consolidated financial statements included in our 2020 Annual Report.
As a result of the lengthy regulatory review process, the worsening impact of the
COVID-19
pandemic on the Caribbean economy and our revised expectations concerning the likelihood and timing of a potential transaction, we discontinued the application of held for sale accounting of CIBC FirstCaribbean in the fourth quarter of 2020 and recorded a goodwill impairment charge of $220 million. On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.
Financial results review
Reported net income for the quarter was $1,730 million, compared with $1,172 million for the same quarter last year, and $1,651 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,808 million, compared with $1,243 million for the same quarter last year, and $1,666 million for the prior quarter.
Reported diluted earnings per share (EPS) for the quarter was $3.76, compared with $2.55 for the same quarter last year, and $3.55 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $3.93, compared with $2.71 for the same quarter last year, and $3.59 for the prior quarter.
In the current quarter, the following items of note increased non-interest
expenses by $105 million, decreased income taxes by $27 million and decreased net income by $78 million:
•	$85 million ($63 million after-tax) increase in legal provisions (Corporate and Other); and
•
$20 million ($15 million
after-tax)
amortization of acquisition-related intangible assets ($13 million after-tax
in U.S. Commercial Banking and Wealth Management and $2 million after-tax
in Corporate and Other).

Net interest income
(2)
Net interest income was up $164 million or 6% from the same quarter last year, primarily due to volume growth across our businesses and higher treasury revenue, partially offset by the impact of foreign exchange translation.
Net interest income was up $146 million or 5% from the prior quarter, primarily due to additional days in the current quarter, volume growth and higher treasury income, partially offset by lower trading income.
Net interest income for the nine months ended July 31, 2021 was up $227 million or 3% from the same period in 2020, primarily due to volume growth across our businesses and higher trading income, partially offset by lower product spreads as a result of changes in the interest rate environment and the impact of foreign exchange translation.
Non-interest
income
(2)
Non-interest
income was up $184 million or 9% from the same quarter last year, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, underwriting and advisory fees and credit fees, partially offset by lower trading income. The same quarter last year also included the impact of favourable credit valuation adjustments (CVA) and funding valuation adjustments (FVA).
Non-interest
income was down $22 million or 1% from the prior quarter, primarily due to lower trading income and underwriting and advisory fees, partially offset by higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.
Non-interest
income for the nine months ended July 31, 2021 was up $583 million or 10% from the same period in 2020, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, underwriting and advisory fees and credit fees.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)
Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2021

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (1)	2021 Jul. 31	2020 Jul. 31 (1)
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$82	$206	$147	$397	$537
Canadian Commercial Banking and Wealth Management	(11)	(8)	45	–	141
U.S. Commercial Banking and Wealth Management	25	23	42	96	78
Capital Markets	(18)	8	60	32	101
Corporate and Other	30	17	6	65	30
	108	246	300	590	887
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	(15)	(141)	70	(211)	531
Canadian Commercial Banking and Wealth Management	(38)	(10)	12	(34)	137
U.S. Commercial Banking and Wealth Management	(82)	(35)	118	(120)	327
Capital Markets	(42)	(19)	4	(98)	193
Corporate and Other	(30)	(9)	21	(47)	123
	(207)	(214)	225	(510)	1,311
	$(99)	$32	$525	$80	$2,198
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
Provision for credit losses was a reversal of $99 million, compared with a provision for credit losses of $525 million in the same quarter last year. Provision reversal on performing loans of $207 million was mainly the result of an improvement in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook during the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was down $192 million from the same quarter last year, primarily due to lower impairments net of reversals in all SBUs except in Corporate and Other.
Provision for credit losses was a reversal in the current quarter as provision reversals on performing loans exceeded provisions on impaired loans, compared with the provision for credit losses in the prior quarter, in which provisions on impaired loans exceeded reversals on performing loans. Provision reversal on performing loans was comparable with the prior quarter. Provision for credit losses on impaired loans was down mainly due to lower write-offs and impairments in Canadian Personal and Business Banking.
Provision for credit losses for the nine months ended July 31, 2021 was down $2,118 million or 96% from the same period in 2020. We recognized a provision reversal on performing loans compared with a provision for credit losses on performing loans in the prior period, and a lower provision for credit losses on impaired loans compared with the prior period, as the current period reflected an improvement in our economic outlook, while the same period last year was adversely impacted by the onset of the COVID-19 pandemic.
Non-interest
expenses
Non-interest
expenses were up $216 million or 8% from the same quarter last year, primarily due to higher performance-based compensation and higher spending on strategic initiatives. Both quarters included an increase in legal provisions shown as items of note.
Non-interest
expenses were up $162 million or 6% from the prior quarter, primarily due to an increase in legal provisions as noted above, a favourable commodity tax adjustment in the prior quarter and higher performance-based compensation.
Non-interest
expenses for the nine months ended July 31, 2021 were down $71 million or 1% from the same period in 2020, as the prior period included a restructuring charge primarily related to employee severance shown as an item of note. The current period included lower business development costs, lower COVID-19 related costs and a favourable commodity tax adjustment, partially offset by higher performance-based compensation and higher spending on strategic initiatives.
Income taxes
Income tax expense was up $198 million or 64% from the same quarter last year, and up $14 million or 3% from the prior quarter, primarily due to higher income.
Income tax expense for the nine months ended July 31, 2021 was up $769 million or 110% from the same period in 2020, primarily due to higher income.
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

CIBC THIRD QUARTER 2021	5

Foreign exchange
The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the nine months ended

$ millions, except per share amounts	Jul. 31, 2021 vs. Jul. 31, 2020	Jul. 31, 2021 vs. Apr. 30, 2021	Jul. 31, 2021 vs. Jul. 31, 2020
Estimated increase (decrease) in:
Total revenue	$(105)	$(18)	$(243)
Provision for credit losses	10	2	11
Non-interest expenses	(49)	(9)	(113)
Income taxes	(10)	(2)	(20)
Net income	(56)	(9)	(121)
Impact on EPS:
Basic	$(0.12)	$(0.02)	$(0.27)
Diluted	(0.12)	(0.02)	(0.27)
Average USD appreciation (depreciation) relative to CAD	(9.3)%	(1.7)%	(7.1)%
Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2021				2020	2019
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Canadian Personal and Business Banking (1)	$2,056	$1,941	$2,025	$1,997	$1,910	$1,936	$2,079	$2,095
	Canadian Commercial Banking and Wealth Management	1,207	1,135	1,088	1,028	1,013	1,025	1,055	1,026
	U.S. Commercial Banking and Wealth Management (1)	539	532	561	519	512	511	501	492
	Capital Markets (1)(2)	1,140	1,194	1,174	934	1,146	967	1,006	870
	Corporate and Other (1)(2)	114	130	115	122	127	139	214	289
	Total revenue	$5,056	$4,932	$4,963	$4,600	$4,708	$4,578	$4,855	$4,772
	Net interest income	$2,893	$2,747	$2,839	$2,792	$2,729	$2,762	$2,761	$2,801
	Non-interest income	2,163	2,185	2,124	1,808	1,979	1,816	2,094	1,971
	Total revenue	5,056	4,932	4,963	4,600	4,708	4,578	4,855	4,772
	Provision for (reversal of) credit losses	(99)	32	147	291	525	1,412	261	402
	Non-interest expenses	2,918	2,756	2,726	2,891	2,702	2,704	3,065	2,838
	Income before income taxes	2,237	2,144	2,090	1,418	1,481	462	1,529	1,532
	Income taxes	507	493	465	402	309	70	317	339
	Net income	$1,730	$1,651	$1,625	$1,016	$1,172	$392	$1,212	$1,193
	Net income (loss) attributable to:
	Non-controlling interests	$5	$4	$4	$1	$2	$(8)	$7	$8
	Equity shareholders	1,725	1,647	1,621	1,015	1,170	400	1,205	1,185
EPS	– basic	$3.77	$3.56	$3.56	$2.21	$2.56	$0.83	$2.64	$2.59
	– diluted	3.76	3.55	3.55	2.20	2.55	0.83	2.63	2.58
(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (
July
 – third quarter and
August
 – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and trading activities.
Revenue
Revenue in our lending and deposit-taking businesses are generally driven by the interest rate environment, volume growth and fees related to client transaction activity. Our wealth management businesses are driven by market conditions and net sales activity impacting AUA and AUM, as well as the level of client investment activity. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The
COVID-19
pandemic beginning in the second quarter of 2020 and the lower interest rate environment continue to impact revenue for all our SBUs.
Canadian Personal and Business Banking revenue has been negatively impacted by the lower interest rate environment and lower client transaction activity as a result of the
COVID-19
pandemic, partially offset by volume growth.
Canadian Commercial Banking and Wealth Management has benefitted from volume growth in both loans and deposits. While loan growth was muted throughout most of fiscal 2020 as a result of the economic uncertainty arising from the pandemic, it has accelerated in the second and third quarters of 2021 driven by the economic recovery. This has been partially offset by the lower interest rate environment. Wealth management AUA and AUM growth has been driven by continued strong market performance and sales momentum subsequent to the market volatility noted in the second quarter of 2020.
U.S. Commercial Banking and Wealth Management has benefitted from growth in strategic clients that is driving increased loans, deposits, AUM, and fee income. Wealth management AUA and AUM growth has been driven by a continued market recovery and strong sales momentum subsequent to the market volatility noted in the second quarter of 2020.
Capital Markets had lower trading revenue in the second and fourth quarters of 2020 while the second and third quarters of 2021 included increased revenue from underwriting and advisory activities.
Corporate and Other included the impact of changes relating to our adoption of IFRS 16 “Leases” commencing in the first quarter of 2020 that were largely offset in non-interest
expenses. The
COVID-19
pandemic led to excess liquidity costs from the second quarter of 2020 to the second quarter of 2021 that negatively impacted revenue. The interest rate environment and narrower margins have negatively impacted revenue in international banking. The fourth quarter of 2019 included interest income related to the settlement of certain income tax matters.

6	CIBC THIRD QUARTER 2021

Provision for credit losses
Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook. As a result of the impact of the
COVID-19
pandemic beginning in the second quarter of 2020, our loan portfolios were negatively impacted by the decline in economic activity associated with restrictive public health measures as well as a decline in consumer spending, mitigated to a large extent by large-scale government support and relief programs targeting both individuals and businesses. Although public health measures in certain jurisdictions have eased in response to increasing vaccination rates, and economic recovery has commenced, uncertainty related to the economic environment persists. There is considerable judgment involved in the estimation of credit losses in the current environment. The ultimate impact of the
COVID-19
pandemic will depend on vaccination adoption rates and the extent to which vaccines will be effective at controlling both existing and emerging variants of the virus, and the ability of governments, businesses and health-care systems to effectively limit the impacts of expected resurgences of the virus, including variants thereof, without resorting to broad economic closures. The extent to which public health measures restrict economic activity are material to our expectations for a continued economic rebound in 2021 and our resulting provision for credit losses.
The significant increase in provision for credit losses on performing loans in the second quarter and, to a lesser extent, the third quarter of 2020 reflects the early stages of the
COVID-19
pandemic and continued pressure on oil prices, which impacted all our SBUs. The first three quarters of 2021 reflect a moderate improvement in our outlook.
In Canadian Personal and Business Banking, the fourth quarter of 2019 included higher provisions on impaired loans in the personal lending portfolio. The third and fourth quarters of 2020 and the first quarter of 2021 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs was impacted by the assistance offered to clients from our payment deferral programs, lower client spending as well as government support. The second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs.
In Canadian Commercial Banking and Wealth Management, the first and third quarters of 2020 and the fourth quarter of 2019 included provisions on one fraud-related impairment.
In U.S. Commercial Banking and Wealth Management, the first quarter of 2021, the second half of 2020 and the third quarter of 2019 included higher provisions on impaired loans. Impaired loan provisions in the U.S. remain elevated.
In Capital Markets, the second and third quarters of 2020, and the second half of 2019 included higher provisions on impaired loans in the oil and gas sector.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans, mainly attributed to CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2019 and the second and fourth quarters of 2020 included goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean. The fourth quarter of 2019, the third quarter of 2020 and the third quarter of 2021 included increases in legal provisions in Corporate and Other, all shown as items of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. The fourth quarter of 2020 included a charge related to the consolidation of our real estate portfolio as a result of our upcoming move to our new global headquarters and a gain as a result of plan amendments related to pension and other post-employment plans.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income.
Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures useful in understanding how management views underlying business performance.
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP
measures.
For a more detailed discussion on our
non-GAAP
measures, see page 16 of our 2020 Annual Report.

CIBC THIRD QUARTER 2021	7

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results.

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Operating results – reported
Total revenue	$5,056	$4,932	$4,708	$14,951	$14,141
Provision for (reversal of) credit losses	(99)	32	525	80	2,198
Non-interest expenses	2,918	2,756	2,702	8,400	8,471
Income before income taxes	2,237	2,144	1,481	6,471	3,472
Income taxes	507	493	309	1,465	696
Net income	1,730	1,651	1,172	5,006	2,776
Net income (loss) attributable to non-controlling interests	5	4	2	13	1
Net income attributable to equity shareholders	1,725	1,647	1,170	4,993	2,775
Diluted EPS ($)	$3.76	$3.55	$2.55	$10.86	$6.02
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets (2)	$(20)	$(20)	$(26)	$(60)	$(82)
Restructuring charge (3)	–	–	–	–	(339)
Goodwill impairment (4)	–	–	–	–	(28)
Increase in legal provisions (5)	(85)	–	(70)	(85)	(70)
Impact of items of note on non-interest expenses	(105)	(20)	(96)	(145)	(519)
Total pre-tax impact of items of note on net income	105	20	96	145	519
Amortization of acquisition-related intangible assets (2)	5	5	6	15	20
Restructuring charge (3)	–	–	–	–	89
Increase in legal provisions (5)	22	–	19	22	19
Impact of items of note on income taxes	27	5	25	37	128
Total after-tax impact of items of note on net income	78	15	71	108	391
Impact of items of note on diluted EPS ($)	$0.17	$0.04	$0.16	$0.24	$0.88
Operating results – adjusted (6)
Total revenue (7)	$5,056	$4,932	$4,708	$14,951	$14,141
Provision for (reversal of) credit losses	(99)	32	525	80	2,198
Non-interest expenses	2,813	2,736	2,606	8,255	7,952
Income before income taxes	2,342	2,164	1,577	6,616	3,991
Income taxes	534	498	334	1,502	824
Net income	1,808	1,666	1,243	5,114	3,167
Net income (loss) attributable to non-controlling interests	5	4	2	13	1
Net income attributable to equity shareholders	1,803	1,662	1,241	5,101	3,166

Adjusted diluted EPS ($)	$3.93	$3.59	$2.71	$11.10	$6.90
(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$–	$–	$(2)	$–	$(6)
Canadian Personal and Business Banking (after-tax)	–	–	(2)	–	(5)
U.S. Commercial Banking and Wealth Management (pre-tax)	(17)	(18)	(21)	(52)	(66)
U.S. Commercial Banking and Wealth Management (after-tax)	(13)	(13)	(15)	(38)	(48)
Corporate and Other (pre-tax)	(3)	(2)	(3)	(8)	(10)
Corporate and Other (after-tax)	(2)	(2)	(3)	(7)	(9)
(3)
Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(4)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(5)	Recognized in Corporate and Other.
(6)	Adjusted to exclude the impact of items of note.
(7)
Excludes a tax equivalent basis (TEB) adjustment of $51 million (April 30, 2021: $51 million; July 31, 2020: $51 million) and $156 million for the nine months ended July 31, 2021 (July 31, 2020: $146 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB. For further details on TEB, see pages 16 and 19 of our 2020 Annual Report.

The table below provides a summary of adjusted results by SBU
(1)
.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Reported net income (loss)	$642	$470	$266	$491	$(139)	$1,730
Jul. 31	After-tax impact of items of note (1)	–	–	13	–	65	78
	Adjusted net income (loss) (2)	$642	$470	$279	$491	$(74)	$1,808
2021	Reported net income (loss)	$603	$399	$216	$495	$(62)	$1,651
Apr. 30	After-tax impact of items of note (1)	–	–	13	–	2	15
	Adjusted net income (loss) (2)	$603	$399	$229	$495	$(60)	$1,666
2020	Reported net income (loss)	$457	$320	$60	$443	$(108)	$1,172
Jul. 31 (3)	After-tax impact of items of note (1)	2	–	15	–	54	71
	Adjusted net income (loss) (2)	$459	$320	$75	$443	$(54)	$1,243

$ millions, for the nine months ended
2021	Reported net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006
Jul. 31	After-tax impact of items of note (1)	–	–	38	–	70	108
	Adjusted net income (loss) (2)	$1,897	$1,223	$708	$1,479	$(193)	$5,114
2020	Reported net income (loss)	$1,195	$862	$240	$998	$(519)	$2,776
Jul. 31 (3)	After-tax impact of items of note (1)	5	–	48	–	338	391
	Adjusted net income (loss) (2)	$1,200	$862	$288	$998	$(181)	$3,167
(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

8	CIBC THIRD QUARTER 2021

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 19 of our 2020 Annual Report.
External reporting changes were made in the first quarter of 2021, which affected the results of our SBUs. See the “External reporting changes” section for additional details.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, products and services through banking centre, digital, mobile and remote channels.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (2)	2021 Jul. 31	2020 Jul. 31 (2)
Revenue	$2,056	$1,941	$1,910	$6,022	$5,925
Provision for (reversal of) credit losses
Impaired	82	206	147	397	537
Performing	(15)	(141)	70	(211)	531
Total provision for credit losses	67	65	217	186	1,068
Non-interest expenses	1,118	1,058	1,072	3,262	3,232
Income before income taxes	871	818	621	2,574	1,625
Income taxes	229	215	164	677	430
Net income	$642	$603	$457	$1,897	$1,195
Net income attributable to:
Equity shareholders	$642	$603	$457	$1,897	$1,195
Efficiency ratio	54.4%	54.5%	56.1%	54.2%	54.5%
Return on equity (3)	38.6%	37.9%	27.7%	38.8%	24.1%
Average allocated common equity (3)	$6,595	$6,530	$6,574	$6,536	$6,618
Full-time equivalent employees	12,578	12,525	12,287	12,578	12,287
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $642 million, up $185 million from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.
Net income was up $39 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Net income for the nine months ended July 31, 2021 was $1,897 million, up $702 million from the same period in 2020, primarily due to a lower provision for credit losses.
Revenue
Revenue was up $146 million or 8% from the same quarter last year, primarily due to volume growth and higher fee income, partially offset by lower product spreads largely as a result of changes in the interest rate environment.
Revenue was up $115 million or 6% from the prior quarter, primarily due to additional days in the quarter, volume growth and higher fee income.
Revenue for the nine months ended July 31, 2021 was up $97 million or 2% from the same period in 2020, primarily due to volume growth and higher fee income, partially offset by lower product spreads largely as a result of changes in the interest rate environment.
Provision for credit losses
Provision for credit losses was down $150 million from the same quarter last year. The current quarter included a provision reversal on performing loans mainly due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was down due to lower write-offs in personal lending and lower provisions in both personal lending and residential mortgages, partially offset by higher write-offs in credit cards.
Provision for credit losses was comparable with the prior quarter. Provision reversal on performing loans was down as the outlook for forward looking indicators driving personal loans worsened, while the prior quarter had higher transfers of performing loans to impaired. Provision for credit losses on impaired loans was down due to lower write-offs in credit cards and a lower provision in the residential mortgage portfolio.
Provision for credit losses for the nine months ended July 31, 2021 was down $882 million from the same period in 2020. Provision for credit losses on both performing loans and impaired loans were down, as the same period in 2020 was adversely impacted by the early stages of the
COVID-19
pandemic.

CIBC THIRD QUARTER 2021	9

Non-interest
expenses
Non-interest
expenses were up $46 million or 4% from the same quarter last year, primarily due to higher spending on strategic initiatives and employee-related compensation.
Non-interest
expenses were up $60 million or 6% from the prior quarter, primarily due to a favourable commodity tax adjustment in the prior quarter and higher employee-related compensation.
Non-interest
expenses for the nine months ended July 31, 2021 were up $30 million or 1% from the same period in 2020, primarily due to higher spending on strategic initiatives and employee-related compensation, partially offset by a favourable commodity tax adjustment in the current period.
Income taxes
Income taxes were up $65 million from the same quarter last year, and up $14 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2021 were up $247 million from the same period in 2020, primarily due to higher income.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Revenue
Commercial banking	$475	$435	$417	$1,338	$1,254
Wealth management	732	700	596	2,092	1,839
Total revenue	1,207	1,135	1,013	3,430	3,093
Provision for (reversal of) credit losses
Impaired	(11)	(8)	45	–	141
Performing	(38)	(10)	12	(34)	137
Total provision for (reversal of) credit losses	(49)	(18)	57	(34)	278
Non-interest expenses	617	608	519	1,797	1,639
Income before income taxes	639	545	437	1,667	1,176
Income taxes	169	146	117	444	314
Net income	$470	$399	$320	$1,223	$862
Net income attributable to:
Equity shareholders	$470	$399	$320	$1,223	$862
Efficiency ratio	51.2%	53.5%	51.2%	52.4%	53.0%
Return on equity (2)	27.2%	24.4%	19.4%	24.4%	17.9%
Average allocated common equity (2)	$6,863	$6,704	$6,591	$6,712	$6,421
Full-time equivalent employees	5,256	5,136	4,981	5,256	4,981
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $470 million, up $150 million from the same quarter last year, primarily due to higher revenue and a provision reversal in the current quarter compared with a provision for credit losses in the prior year, partially offset by higher non-interest
expenses.
Net income for the quarter was up $71 million from the prior quarter, primarily due to higher revenue and a higher provision reversal of credit losses, partially offset by higher non-interest
expenses.
Net income for the nine months ended July 31, 2021 was $1,223 million, up $361 million from the same period in 2020, primarily due to higher revenue and a provision reversal in the current period compared with a provision for credit losses in the prior period, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $194 million or 19% from the same quarter last year.
Commercial banking revenue was up $58 million, primarily due to higher fees and volume growth.
Wealth management revenue was up $136 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.
Revenue was up $72 million or 6% from the prior quarter.
Commercial banking revenue was up $40 million, primarily due to volume growth, the impact of additional days in the current quarter, and higher fees.
Wealth management revenue was up $32 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.
Revenue for the nine months ended July 31, 2021 was up $337 million or 11% from the same period in 2020.
Commercial banking revenue was up $84 million, primarily due to higher fees and volume growth, partially offset by lower product spreads.
Wealth management revenue was up $253 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.

10	CIBC THIRD QUARTER 2021

Provision for (reversal of) credit losses
Provision for credit losses was a reversal of $49 million compared with a provision for credit losses of $57 million in the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to increased provisions relating to the early stages of the COVID-19 pandemic. The current quarter included a provision reversal on impaired loans attributable to the retail and wholesale sector, while the same quarter last year included a provision for credit losses mainly in the retail and wholesale sector.
Provision reversal for credit losses was up $31 million from the prior quarter. Provision reversals on performing loans was up primarily due to a more significant favourable change in our economic outlook. Provision reversals on impaired loans was comparable with the prior quarter.
Provision for credit losses for the nine months ended July 31, 2021 was a reversal of $34 million compared with a provision of $278 million in the same period in 2020. The nine-month period in the current year included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same period in 2020 included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was down as the nine-month period in 2020 was impacted by the early stages of the COVID-19 pandemic.
Non-interest
expenses
Non-interest
expenses were up $98 million or 19% from the same quarter last year, and up $9 million or 1% from the prior quarter, primarily due to higher performance-based compensation.
Non-interest
expenses for the nine months ended July 31, 2021 were up $158 million or 10% from the same period in 2020, primarily due to higher performance-based compensation.
Income taxes
Income taxes were up $52 million from the same quarter last year, and up $23 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2021 were up $130 million from the same period in 2020, primarily due to higher income.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate
companies and
high-net
worth individuals and families.
Results in Canadian dollars
(1)

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (2)	2021 Jul. 31	2020 Jul. 31 (2)
Revenue
Commercial banking	$350	$347	$362	$1,078	$1,059
Wealth management (3)	189	185	150	554	465
Total revenue (4)	539	532	512	1,632	1,524
Provision for (reversal of) credit losses
Impaired	25	23	42	96	78
Performing	(82)	(35)	118	(120)	327
Total provision for (reversal of) credit losses	(57)	(12)	160	(24)	405
Non-interest expenses	274	271	270	825	859
Income before income taxes	322	273	82	831	260
Income taxes	56	57	22	161	20
Net income	$266	$216	$60	$670	$240
Net income attributable to:
Equity shareholders	$266	$216	$60	$670	$240
Efficiency ratio	50.9%	51.0%	52.6%	50.6%	56.3%
Return on equity (5)	12.1%	9.9%	2.5%	10.0%	3.5%
Average allocated common equity (5)	$8,738	$8,974	$9,488	$8,938	$9,219
Full-time equivalent employees	2,155	2,105	2,087	2,155	2,087
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	Includes revenue related to the U.S. Paycheck Protection Program.
(4)
Included $3 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2021 (April 30, 2021: $5 million; July 31, 2020: $5 million) and $12 million for the nine months ended July 31, 2021 (July 31, 2020: $15 million).

(5)	For additional information, see the “Non-GAAP measures” section.

CIBC THIRD QUARTER 2021	11

Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (2)	2021 Jul. 31	2020 Jul. 31 (2)
Revenue
Commercial banking	$284	$278	$267	$858	$784
Wealth management (3)	154	147	110	442	344
Total revenue (4)	438	425	377	1,300	1,128
Provision for (reversal of) credit losses
Impaired	19	19	32	75	58
Performing	(65)	(29)	89	(96)	239
Total provision for (reversal of) credit losses	(46)	(10)	121	(21)	297
Non-interest expenses	223	217	197	658	635
Income before income taxes	261	218	59	663	196
Income taxes	45	45	16	128	16
Net income	$216	$173	$43	$535	$180
Net income attributable to:
Equity shareholders	$216	$173	$43	$535	$180
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	Includes revenue related to the U.S. Paycheck Protection Program.
(4)
Included US$2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2021 (April 30, 2021: US$4 million; July 31, 2020: US$4 million) and US$9 million for the nine months ended July 31, 2021 (July 31, 2020: US$11 million).

Financial overview
Net income for the quarter was $266 million (US$216 million), up $206 million (US$173 million) from the same quarter last year, primarily due to a provision reversal in the current quarter compared with a provision for credit losses in the prior year.
Net income was up $50 million (US$43 million) from the prior quarter, primarily due to a higher provision reversal in the current quarter.
Net income for the nine months ended July 31, 2021 was $670 million (US$535 million), up $430 million (US$355 million) from the same period in 2020, primarily due to a provision reversal in the current period compared with a provision for credit losses in the prior period and higher revenue.
Revenue
Revenue was up US$61 million or 16% from the same quarter last year.
Commercial banking revenue was up US$17 million, primarily due to volume growth, higher fees and higher product spreads.
Wealth management revenue was up US$44 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales and higher product spreads.
Revenue was up US$13 million or 3% from the prior quarter.
Commercial banking revenue was up US$6 million, primarily due to the impact of additional days in the current quarter, higher fees and volume growth, partially offset by lower product spreads.
Wealth management revenue was up US$7 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales.
Revenue for the nine months ended July 31, 2021 was up US$172 million or 15% from the same period in 2020.
Commercial banking revenue was up US$74 million, primarily due to volume growth and higher fees, partially offset by lower product spreads.
Wealth management revenue was up US$98 million, primarily due to higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, volume growth and higher product spreads.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was a reversal of US$46 million compared with a provision for credit losses of US$121 million in the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was down due to lower provisions in the hospitality and service sectors.
Provision reversal for credit losses was up US$36 million from the prior quarter. Provision reversals on performing loans was up mainly due to a more significant favourable change in our economic outlook. Provision for credit losses on impaired loans was comparable with the prior quarter.
Provision for credit losses for the nine months ended July 31, 2021 was a reversal of US$21 million compared with a provision of US$297 million in the same period in 2020. The nine-month period in the current year included a provision reversal on performing loans due to a favourable change in our economic outlook, while the same period in 2020 included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was up mainly attributable to the real estate sector.

12	CIBC THIRD QUARTER 2021

Non-interest
expenses
Non-interest
expenses were up US$26 million or 13% from the same quarter last year, primarily due to employee-related compensation.
Non-interest expenses were up US$6 million or 3% from the prior quarter, primarily due to higher performance-based compensation.
Non-interest expenses for the nine months ended July 31, 2021 were up US$23 million or 4% from the same period in 2020, primarily due to higher employee-related compensation, partially offset by lower business development costs and the timing of spending on strategic initiatives.
Income taxes
Income taxes were up US$29 million from the same quarter last year primarily due to higher income.
Income taxes were comparable with the prior quarter, despite higher income, due to miscellaneous tax adjustments in the current quarter.
Income taxes for the nine months ended July 31, 2021 were up US$112 million from the same period in 2020, primarily due to higher income.
Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (2)	2021 Jul. 31	2020 Jul. 31 (2)
Revenue
Global markets	$503	$539	$610	$1,656	$1,572
Corporate and investment banking	428	448	363	1,234	1,022
Direct financial services	209	207	173	618	525
Total revenue (3)	1,140	1,194	1,146	3,508	3,119
Provision for (reversal of) credit losses
Impaired	(18)	8	60	32	101
Performing	(42)	(19)	4	(98)	193
Total provision for (reversal of) credit losses	(60)	(11)	64	(66)	294
Non-interest expenses	529	538	487	1,589	1,471
Income before income taxes	671	667	595	1,985	1,354
Income taxes (3)	180	172	152	506	356
Net income	$491	$495	$443	$1,479	$998
Net income attributable to:
Equity shareholders	$491	$495	$443	$1,479	$998
Efficiency ratio	46.4%	45.0%	42.5%	45.3%	47.2%
Return on equity (4)	26.6%	29.0%	24.8%	27.8%	19.2%
Average allocated common equity (4)	$7,331	$7,003	$7,111	$7,110	$6,956
Full-time equivalent employees (5)	2,259	2,120	1,929	2,259	1,929
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended July 31, 2021 (April 30, 2021: $51 million; July 31, 2020: $51 million) and $156 million for the nine months ended July 31, 2021 (July 31, 2020: $146 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.
(5)
In the second quarter of 2021, 79 full-time equivalent employees related to Simplii Financial’s call centre operations were transferred to Capital Markets from Corporate and Other, with no financial impact as the costs were previously allocated to direct financial services.

Financial overview
Net income for the quarter was $491 million, up $48 million from the same quarter last year, primarily due to a provision reversal in the current quarter compared to a provision for credit losses in the prior quarter, partially offset by higher non-interest
expenses.
Net income was down $4 million from the prior quarter, primarily due to lower revenue, partially offset by a higher provision reversal for credit losses.
Net income for the nine months ended July 31, 2021 was $1,479 million, up $481 million from the same period in 2020, primarily due to higher revenue and a provision reversal in the current period compared to a provision for credit losses in the prior period, partially offset by higher non-interest
expenses.
Revenue
Revenue was down $6 million or 1% from the same quarter last year.
Global markets revenue was down $107 million, primarily due to lower revenue from our fixed income and commodities trading businesses, partially offset by higher equity derivatives and foreign exchange trading revenue. The same quarter last year included the impact of favourable CVA and FVA.
Corporate and investment banking revenue was up $65 million primarily due to higher debt and equity underwriting activity, higher advisory revenue and higher corporate banking revenue.
Direct financial services revenue was up $36 million, primarily due to higher volumes and growth in our innovative foreign exchange and payments business.
Revenue was down $54 million or 5% from the prior quarter.
Global markets revenue was down $36 million, primarily due to lower revenue from commodities trading.
Corporate and investment banking revenue was down $20 million, primarily due to lower advisory revenue and lower equity underwriting activity, partially offset by higher corporate banking revenue and debt issuance activity.
Direct financial services revenue was comparable with the prior quarter with lower direct trading brokerage volumes offset by volume growth in direct banking and growth in our innovative foreign exchange and payments business.

CIBC THIRD QUARTER 2021	13

Revenue for the nine months ended July 31, 2021 was up $389 million or 12% from the same period in 2020.
Global markets revenue was up $84 million, primarily due to higher revenue from our equities trading business and favourable CVA and FVA, partially offset by lower fixed income and foreign exchange trading revenue.
Corporate and investment banking revenue was up $212 million, primarily due to higher equity and debt underwriting activity, higher advisory revenue and higher corporate banking revenue.
Direct financial services revenue was up $93 million, primarily due to higher volumes and growth in our innovative foreign exchange and payments business.
Provision for (reversal of) credit losses
Provision for credit losses was a reversal of $60 million compared with a provision for credit losses of $64 million in the same quarter last year. The current quarter included a provision reversal on performing loans due to a favourable change in our economic outlook and favourable credit migration, while the same quarter last year included a small provision for credit losses. Provision for credit losses on impaired loans was down due to higher reversals net of provisions in the oil and gas sector.
Provision reversal for credit losses was up $49 million from the prior quarter. Provision reversals on performing loans was up primarily due to favourable credit migration. Provision for credit losses on impaired loans was down due to higher reversals net of provisions in the oil and gas sector.
Provision for credit losses for the nine months ended July 31, 2021 was a reversal of $66 million compared with a provision of $294 million in the same period in 2020. The nine-month period in the current year included a reversal of credit losses on performing loans due to a favourable change in our economic outlook, while the same period in 2020 included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was down due to lower provisions in the oil and gas sector, partially offset by higher provisions in the utilities sector.
Non-interest
expenses
Non-interest
expenses were up $42 million or 9% from the same quarter last year, primarily due to higher investments in strategic initiatives and employee-related compensation.
Non-interest
expenses were down $9 million or 2% from the prior quarter, primarily due to lower performance-based compensation, partially offset by higher salaries and benefits and the timing of spending on strategic initiatives.
Non-interest
expenses for the nine months ended July 31, 2021 were up $118 million or 8% from the same period in 2020, primarily due to higher employee-related compensation and the timing of spending on strategic initiatives.
Income taxes
Income taxes were up $28 million from the same quarter last year, and up $8 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2021 were up $150 million from the same period in 2020, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31 (2)	2021 Jul. 31	2020 Jul. 31 (2)
Revenue
International banking	$165	$168	$180	$507	$556
Other	(51)	(38)	(53)	(148)	(76)
Total revenue (3)	114	130	127	359	480
Provision for (reversal of) credit losses
Impaired	30	17	6	65	30
Performing	(30)	(9)	21	(47)	123
Total provision for credit losses	–	8	27	18	153
Non-interest expenses	380	281	354	927	1,270
Loss before income taxes	(266)	(159)	(254)	(586)	(943)
Income taxes (3)	(127)	(97)	(146)	(323)	(424)
Net income (loss)	$(139)	$(62)	$(108)	$(263)	$(519)
Net income (loss) attributable to:
Non-controlling interests	$5	$4	$2	$13	$1
Equity shareholders	(144)	(66)	(110)	(276)	(520)
Full-time equivalent employees	22,656	22,180	22,668	22,656	22,668
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $51 million for the quarter ended July 31, 2021 (April 30, 2021: $51 million; July 31, 2020: $51 million) and $156 million for the nine months ended July 31, 2021 (July 31, 2020: $146 million).

14	CIBC THIRD QUARTER 2021

Financial overview
Net loss for the quarter was $139 million, compared with a net loss of $108 million in the same quarter last year, primarily due to higher non-interest expenses and lower revenue, partially offset by a provision for credit losses in the same quarter last year.
Net loss for the quarter was $139 million, compared with a net loss of $62 million in the prior quarter, primarily due to higher non-interest expenses and lower revenue.
Net loss for the nine months ended July 31, 2021 was $263 million, compared with a net loss of $519 million for the same period in 2020, as the prior period included a restructuring charge shown as an item of note and a higher provision for credit losses. The current period included lower revenue.
Revenue
Revenue was down $13 million or 10% from the same quarter last year.
International banking revenue was down $15 million, primarily due to the impact of foreign exchange translation.
Other revenue was comparable with the same quarter last year, as higher treasury revenue primarily due to prior year excess liquidity costs was largely offset by lower revenue from our strategic investments and the same quarter last year also included interest income related to the settlement of certain income tax matters.
Revenue was down $16 million or 12% from the prior quarter.
International banking revenue was down $3 million, primarily due to the impact of foreign exchange translation. U.S. dollar revenue in CIBC FirstCaribbean was comparable with the prior quarter as higher ECL charges on debt securities, higher fee-based revenue and additional days in the current quarter were largely offset by lower product spreads.
Other revenue was down $13 million, primarily due to the impact of foreign exchange translation and lower revenue from our strategic investments.
Revenue for the nine months ended July 31, 2021 was down $121 million or 25% from the same period in 2020.
International banking revenue was down $49 million, primarily due to the impact of foreign exchange translation and lower U.S. dollar revenue in CIBC FirstCaribbean driven by lower product spreads, partially offset by higher ECL charges on debt securities in the prior period, and volume growth.
Other revenue was down $72 million, primarily due to lower treasury revenue largely as a result of excess liquidity costs, lower revenue from our strategic investments and the prior period also included interest income related to the settlement of certain income tax matters.
Provision for (reversal of) credit losses
Provision for credit losses was down $27 million from the same quarter last year. The current quarter included a provision reversal on performing loans due to the favourable impact of model updates, partially offset by unfavourable credit migration, while the same quarter last year included a provision for credit losses due to an unfavourable change in our economic outlook relating to the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.
Provision for credit losses was down $8 million from the prior quarter. Provision reversal on performing loans was up due to the model updates partially offset by unfavourable credit migration, each mentioned above. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.
Provision for credit losses for the nine months ended July 31, 2021 was down $135 million from the same period in 2020. Provision for credit losses on performing loans was down, as the same period in 2020 was adversely impacted by the early stages of the
COVID-19
pandemic. Provision for credit losses on impaired loans was up due to higher provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were up $26 million or 7% from the same quarter last year, primarily due to higher unallocated corporate support costs, partially offset by COVID-19 related costs in the same quarter last year and lower expenses in CIBC FirstCaribbean. The current quarter and the same quarter last year included increases in legal provisions, both shown as items of note.
Non-interest
expenses were up $99 million or 35% from the prior quarter, primarily due to an increase in legal provision as noted above and higher unallocated corporate support costs, partially offset by lower expenses in CIBC FirstCaribbean.
Non-interest expenses for the nine months ended July 31, 2021 were down $343 million or 27% from the same period in 2020, as the prior period included a restructuring charge and a goodwill impairment charge, both shown as items of note and COVID-19 related costs. The decrease is partially offset by higher unallocated corporate support costs.
Income taxes
Income tax benefit was down $19 million from the same quarter last year, as the same quarter last year had favourable tax adjustments.
Income tax benefit was up $30 million from the prior quarter, primarily due to a higher loss.
Income tax benefit for the nine months ended July 31, 2021 was down $101 million from the same period in 2020, primarily due to a lower loss.

CIBC THIRD QUARTER 2021	15

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2021 Jul. 31	2020 Oct. 31
Assets
Cash and deposits with banks	$50,296	$62,518
Securities	157,478	149,046
Securities borrowed and purchased under resale agreements	76,206	74,142
Loans and acceptances, net of allowance	449,167	416,388
Derivative instruments	34,360	32,730
Other assets	38,560	34,727
	$806,067	$769,551
Liabilities and equity
Deposits	$602,969	$570,740
Obligations related to securities lent, sold short and under repurchase agreements	90,059	89,440
Derivative instruments	29,291	30,508
Other liabilities	33,810	31,816
Subordinated indebtedness	5,653	5,712
Equity	44,285	41,335
	$806,067	$769,551
Assets
As at July 31, 2021, total assets were up $36.5 billion or 5% from October 31, 2020, net of a decrease of approximately $15 billion due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $12.2 billion or 20%, primarily due to lower short-term placements in Treasury.
Securities increased by $8.4 billion or 6%, primarily due to increases in corporate equity and debt securities in foreign governments, partially offset by decreases in debt securities in Canadian governments.
Securities borrowed and purchased under resale agreements increased by $2.1 billion or 3%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $32.8 billion or 8%, primarily due to increases in Canadian residential mortgages and business and government loans.
Derivative instruments increased by $1.6 billion or 5%, largely driven by increases in other commodity and equity derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.
Other assets increased by $3.8 billion or 11%, primarily due to increases in broker receivables, collateral pledged for derivatives and precious metals.
Liabilities
As at July 31, 2021, total liabilities were up $33.6 billion or 5% from October 31, 2020, net of a decrease of approximately $15 billion due to the depreciation of the U.S. dollar.
Deposits increased by $32.2 billion or 6%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $0.6 billion or 1%, primarily due to client-driven activities.
Derivative instruments decreased by $1.2 billion or 4%, largely driven by decreases in interest rate and foreign exchange derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other liabilities increased by $2.0 billion or 6%, primarily due to increases in acceptances and collateral received for derivatives.
Subordinated indebtedness decreased by $0.1 billion or 1%. In the first quarter we redeemed subordinated indebtedness and in the second quarter we issued subordinated indebtedness. For further details see the “Capital management” section.
Equity
As at July 31, 2021, equity increased by $3.0 billion or 7% from October 31, 2020, primarily due to a net increase in retained earnings, partially offset by a decrease in accumulated other comprehensive income resulting from a net loss from foreign currency translation adjustments, partially offset by a net remeasurement gain from post-employment defined benefit plans.

16	CIBC THIRD QUARTER 2021

Capital management
We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. For additional details on capital management, see pages 31 to 42 of our 2020 Annual Report.
Regulatory capital requirements under Basel III
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the Basel Committee on Banking Supervision (BCBS).
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding accumulated other comprehensive income (AOCI) relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)
In response to the
COVID-19
pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Non-qualifying
Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until November 1, 2021, at which point they will have no regulatory value.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks
(D-SIBs)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 1.0% but can range from 0% to 2.5% of RWA, see the “Continuous enhancement to regulatory capital requirements” section for details regarding a recent increase to the DSB requirement that is effective October 31, 2021. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at July 31, 2021	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2021.
(2)	The DSB will be increased to 2.5% effective October 31, 2021. See the “Continuous enhancement to regulatory capital requirements” section for additional details.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2020 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC THIRD QUARTER 2021	17

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 34 to 35 of our 2020 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2020 Annual Report.
On March 15, 2021, OSFI published an update to its July 18, 2020 capital ruling on Limited Recourse Capital Notes (LRCNs). The July 18, 2020 capital ruling assessed LRCNs relative to the eligibility criteria set out in the Capital Adequacy Requirements (CAR) Guideline, and provided that the LRCNs can qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements. The 2021 revisions provide clarification on the ruling’s conditions and limitations on the permitted investor base, and the cap on the amount of LRCN issuances that may be included in regulatory capital.
On March 16, 2021, OSFI announced that the temporary
COVID-19
related reduction of stressed
value-at-risk
multipliers used in the determination of market risk capital should be unwound effective May 1, 2021.
On August 12, 2021, OSFI advised that the temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure that was announced on April 9, 2020, in response to the onset of the COVID-19 pandemic, will end after December 31, 2021. However, central bank reserves will continue to be excluded from the measure.
On August 13, 2021, OSFI issued revisions to its Advisory: “
Global systemically important banks – Public disclosure requirements
”. These revisions address changes to the disclosure requirements included in the BCBS’s updated global systemically important banks (G-SIB) assessment methodology, as well as providing further guidance on the availability of publicly disclosed G-SIB indicators, and the nature of qualitative information to accompany the disclosures. The updated assessment methodology will take effect for the 2022 G-SIB assessment exercise.
Transitional arrangements for the capital treatment of expected loss provisioning
In response to the
COVID-19
pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Basel III reforms
In March and June 2021, OSFI launched public consultations on the implementation of the final Basel III reforms into its capital, leverage and related disclosure guidelines, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter derivatives and management of operational risk. OSFI’s proposals are in line with the BCBS standards, with considerations given to the Canadian market. OSFI’s proposed changes include:
•	Revisions to both the Internal Rating-based Approach (IRB) and Standardized Approach to credit risk;
•	Revised operational, market risk, and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised Standardized Approach noted above, with the phase-in of the floor factor over three years beginning in 2023; and
•	Modification to the Leverage Ratio framework, including a buffer requirement for D-SIBs.
The proposed implementation date for the changes is the first quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which are targeted for the first quarter of 2024.
Domestic Stability Buffer
In response to the
COVID-19
pandemic and market conditions, OSFI had announced an immediate reduction in the DSB requirement from 2.0% to 1.0% for all
D-SIBs
effective March 13, 2020. This reduction decreased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.0%, 10.5% and 12.5%, respectively. After maintaining the DSB at 1.0% since that time, OSFI announced on June 17, 2021 that it will be increased to 2.5% effective October 31, 2021. OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital will increase to 10.5%, 12.0% and 14.0% respectively.
Capital treatment of federal program supporting highly affected sectors
In January 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) Highly Affected Sectors Credit Availability Program (HASCAP) loan guarantee program. The loans will be considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline will be applied accordingly. The entire amount of the loan is to be included in the exposure measure used for calculating the leverage ratio. See “Government lending programs in response to
COVID-19”
for further details.
Total loss absorbing capacity requirements
Beginning in the first quarter of fiscal 2022,
D-SIBs
will be required to maintain a supervisory target total loss absorbing capacity requirements (TLAC) ratio (which comprises a minimum risk-based TLAC ratio of 21.5% plus the then-applicable DSB) and a minimum TLAC leverage ratio of 6.75%. TLAC is required to ensure that a non-viable
bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in
eligible instruments, to support its recapitalization. In accordance with the Department of Finance’s Bank recapitalization
(Bail-in)
conversion regulations, senior debt issued by
D-SIBs
on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in.
Consumer deposits, certain derivatives, covered bonds, and certain structured notes are not eligible for bail-in.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

18	CIBC THIRD QUARTER 2021

Regulatory capital
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2021 Jul. 31	2020 Oct. 31
CET1 capital (1)	$ 33,095	$30,876
Tier 1 capital	36,940	34,775
Total capital	42,902	40,969

RWA consist of:
Credit risk	226,977	218,694
Market risk	10,939	5,858
Operational risk	31,083	30,319
Total RWA	268,999	254,871

CET1 ratio	12.3%	12.1%
Tier 1 capital ratio	13.7%	13.6%
Total capital ratio	16.0%	16.1%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until fiscal 2022.

CET1 ratio
The CET1 ratio at July 31, 2021 increased 0.2% from October 31, 2020, driven by the increase in CET1 capital, partially offset by the impact of an increase in RWA.
The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), partially offset by a decrease in AOCI (largely due to the impact of currency translation adjustments). The increase in RWA was primarily due to increases in book size, methodology and model updates related primarily to market risk including the unwinding of the temporary reduction of stressed VaR multipliers based on OSFI’s March 2021 announcement, and increased market risk levels, partially offset by the impact of foreign exchange translation and improved credit quality.
The combined impact of our expected loss calculation for regulatory capital purposes and credit risk RWA could act as a headwind to the positive impact of earnings on our CET1 ratio in future periods to the extent balances increase, utilization and delinquency rates increase and risk ratings and other credit scores deteriorate in line with our forward-looking information.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2021 increased 0.1% from October 31, 2020 primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at July 31, 2021 decreased 0.1% from October 31, 2020. Total capital was favourably impacted by the factors affecting the Tier 1 capital ratio noted above, while being unfavourably impacted by a decrease in the applicable cap related to the inclusion of non-qualifying
instruments. The unfavourable impact of a redemption of subordinated indebtedness during the first quarter was offset by the issuance of subordinated indebtedness during the second quarter (see “Significant capital management activity” for additional details).
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2021 Jul. 31	2020 Oct. 31
Tier 1 capital	$36,940	$34,775
Leverage ratio exposure (1)	795,642	741,760
Leverage ratio	4.6%	4.7%
(1)
Includes the impact of regulatory flexibility provided by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets. While the treatment specified by OSFI currently permits these items to be excluded from the leverage ratio exposure measure, the exclusion will no longer be available for sovereign-issued securities after December 31, 2021.

The leverage ratio at July 31, 2021 decreased 0.1% from October 31, 2020, as the impact of an increase in Tier 1 capital was offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance
sheet exposures.

CIBC THIRD QUARTER 2021	19

Significant capital management activity
In conjunction with OSFI’s March 13, 2020 announcement to decrease the DSB to 1.0% in response to
COVID-19,
OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities. The following were the main capital initiatives undertaken in 2021:
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 292,863 common shares for consideration of $41 million for the current quarter and 948,076 common shares for consideration of $116 million for the nine months ended July 31, 2021.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 227,896 common shares for consideration of $33 million for the current quarter and 781,991 common shares for consideration of $98 million for the nine months ended July 31, 2021.
Subordinated indebtedness
On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
On April 19, 2021, we issued $1.0 billion principal amount of 1.96% Debentures due April 21, 2031 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 1.96% per annum (paid semi-annually) until April 21, 2026, and at three-month Canadian Dollar Offered Rate (CDOR) plus 0.56% per annum (paid quarterly) thereafter until maturity on April 21, 2031.
Outstanding share data
The table below provides a summary of our outstanding shares, NVCC instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2021	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	5.00	150,000,000
Subordinated indebtedness (2)(4)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$8,575		2,215,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
Upon the occurrence of a Trigger Event, the Series 53 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

(4)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 83% based on the number of CIBC common shares outstanding as at July 31, 2021. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2021, $30.6 billion (October 31, 2020: $19.9 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. For details on the off-balance
sheet arrangements related to the
COVID-19
pandemic, see the “Government lending programs in response to
COVID-19”
section. Further details of our
off-balance
sheet arrangements are also provided on page 41 of our 2020 Annual Report and also in Note 7 and Note 22 to the consolidated financial statements included in our 2020 Annual Report.

20	CIBC THIRD QUARTER 2021

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 43 to 82 of our 2020 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board of Directors (the Board) on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 53 of our 2020 Annual Report for details regarding the following top and emerging risks:

•	Disintermediation risk
•	Anti-money laundering
•	U.S. banking regulation
•	Technology, information and cyber security risk
•	Third party risk
•	Climate risk
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2020 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

CIBC THIRD QUARTER 2021	21

Pandemic outbreaks
The COVID-19 pandemic continues to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. While restrictions imposed by governments around the world to limit the impact of the pandemic have eased significantly in some jurisdictions and vaccination rates have climbed sharply in the developed world, resulting in acceleration of the global economy, new and emerging variants of the virus as well as vaccine hesitancy remain a threat to the economic recovery. Our outlook assumes that targeted health measures rather than broader economic closures will be used to contain new waves of infection.
COVID-19 has adversely affected our business and some uncertainty remains as to the full impact of COVID-19 on our business, results of operations, reputation and financial condition, including our regulatory capital, liquidity positions and our ability to meet regulatory and other requirements, as well as on the global economy and financial markets. The impacts will depend on future developments, such as the severity and duration of the pandemic, including the emergence and progression of new variants and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases.
A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that may have been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by COVID-19, actual experience may differ materially from our current estimates. To the extent that business activity or unemployment do not improve in line with our expectations due to the impact of the new and emerging variants, or clients default on loans beyond our current expectations, we may recognize further credit losses beyond those reflected in the current quarter’s expected credit losses. The effectiveness of various government support programs in place for individuals and businesses as well as the efficacy of vaccines in controlling new and emerging variants also impacts our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.
Net interest income is significantly impacted by market interest rates. Interest rate cuts by the Bank of Canada and the U.S. Federal Reserve in response to COVID-19 have negatively impacted our net interest income. The overall effect of lower, or potentially negative, interest rates is difficult to predict and depends on future actions that the Bank of Canada and the U.S. Federal Reserve may take to increase or reduce targeted rates in response to COVID-19 or other factors.
Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We continue to work with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting our clients. The unprecedented nature, scope and speed of these actions, while essential to mitigate the economic damage of the crisis, present additional risks for CIBC.
We continue to adapt our operating model with a focus on the continued safety of our team members as some have returned to offices in regions where doing so is in line with government and public health guidelines. Remote work arrangements continue to be in place where possible, with our return to office strategy continuing to evolve.
Overall, our organization has adapted well. Relevant operational risk metrics continue to track at an acceptable level. Operational resilience and sustainability remain our key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner as we emerge from the pandemic.
If the COVID-19 pandemic is prolonged beyond our expectations, or if further variants emerge that give rise to similar effects that vaccines are not able to effectively mitigate in a timely manner, and if broader economic closures are reinstated to address future waves of infection, the impact on the economy and financial markets could deepen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.
Commodity prices
In the third quarter, we have seen a sustained rally in the price of oil, with West Texas Intermediate trading at its highest levels in almost three years. This is driven by many countries emerging from pandemic restrictions, strong economic data fueled by increased demand and a broader market rally. On the supply side, in July, the Organization of the Petroleum Exporting Countries (OPEC), and its non-OPEC allies agreed on a deal to phase out the production cuts introduced in early 2020. While markets initially reacted with a brief selloff, prices have since recovered as bullish optimism remains, supported by strong growth estimates. Despite this, there are several risks that we continue to monitor. The continued impact of the COVID-19 pandemic driven by the Delta variant may impact demand, while the supply side remains sensitive to the political cooperation of oil-producing nations. In addition, there is an increased focus on climate change and green energy that may ultimately serve to constrain production and demand. We have also seen a recent sustained rally in natural gas prices. Increased demand from hot weather, high liquified natural gas exports and less power generation from other energy sources has led to lower U.S. stockpiles. This has pushed natural gas prices higher and potentially leaves the U.S. entering the winter withdrawal season at its lowest storage levels in several years. Clients in our oil and gas portfolio continue to be assessed on the basis of our enhanced risk metrics that reflect the current environment.

22	CIBC THIRD QUARTER 2021

Geo-political risk
The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•
Global uncertainty and market repercussions pertaining to the spread of COVID-19, including concerns related to the current and subsequent waves of infection as well as the growing case counts in other countries, the spread of the variants of concern, and vaccination rates;

•	Ongoing U.S. and China relations and trade issues;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Escalating tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Canadian consumer debt and the housing market
Regulatory measures that included revised mortgage underwriting guidelines (B-20 guidelines) and taxes on foreign ownership, combined with a previous low unemployment environment, had their intended effect as debt-to-income ratios flattened in 2018–2019. However, to counter the economic impact due to COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC and other Canadian banks assisted clients by offering temporary relief across all retail products, including mortgages. While there is still continued economic and employment uncertainty, the housing market has rebounded strongly and prices have surpassed pre-COVID-19 levels giving rise to the risk that our borrowers may be unable to repay loan obligations. As of June 1, 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% as part of the updated B-20 guidelines. In addition, we run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.
Interbank Offered Rate (IBOR) transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administrator (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that certain non-USD LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to CIBC, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). CIBC has established a comprehensive enterprise-wide program to manage and coordinate all aspects of the transition, including the identification and mitigation of these risks. See the “Other regulatory developments” section for further details.
Regulatory developments
See the “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to our interim consolidated financial statements for additional information on accounting developments.

CIBC THIRD QUARTER 2021	23

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2021:

(1)	Includes counterparty credit risk of $110 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $18,219 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $168 million, which comprises derivatives and repo-style transactions.
(4)	Non-GAAP measure. See page 16 of our 2020 Annual Report for additional details.
(5)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

24	CIBC THIRD QUARTER 2021

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk

$ millions, as at	2021 Jul. 31	2020 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$244,572	$248,265
Undrawn commitments	66,819	59,379
Repo-style transactions	229,930	202,809
Other off-balance sheet	75,704	75,399
OTC derivatives	20,550	18,850
Gross exposure at default (EAD) on business and government portfolios	637,575	604,702
Less: Collateral held for repo-style transactions	214,184	187,832
Net EAD on business and government portfolios	423,391	416,870
Retail portfolios – AIRB approach
Drawn	287,089	265,097
Undrawn commitments	93,090	87,294
Other off-balance sheet	352	306
Gross EAD on retail portfolios	380,531	352,697
Standardized portfolios (1)	81,224	79,350
Securitization exposures – AIRB approach	10,267	12,276
Gross EAD	$1,109,597	$1,049,025
Net EAD	$895,413	$861,193
(1)
Includes $70.2 billion relating to business and government loans (October 31, 2020: $69.7 billion), $6.2 billion (October 31, 2020: $6.2 billion) relating to retail portfolios, and $4.8 billion (October 31, 2020: $3.5 billion) relating to
securitization exposures. Our business and government loans under the standardized approach consist of $43.9 billion (October 31, 2020: $45.7 billion) to corporates, $24.4 billion (October 31, 2020: $22.7 billion) to sovereigns, and $1.9 billion (October 31, 2020: $1.3 billion) to banks.

Forbearance policy
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential for default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.
CIBC client relief programs in response to COVID-19
During the early stages of the pandemic, we had been actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the COVID-19 pandemic. Further details about the client relief programs offered are described on page 62 of our 2020 Annual Report and in Note 6 to the consolidated financial statements in our 2020 Annual Report. The number of clients under these payment deferral programs has continued to decline considerably relative to the second and third quarters of 2020. Following the expiry of their payment deferral terms, the majority of these clients have returned to making regular payments on their loans with a relatively small segment of client accounts written off. As at July 31, 2021, the gross outstanding balance of loans for which CIBC provided payment deferrals was not significant for retail loans and products in Canada and the Caribbean (October 31, 2020: $3.3 billion) and was $0.6 billion for business and government loans (October 31, 2020: $2.5 billion), including $0.3 billion in Canada and the U.S. (October 31, 2020: $1.0 billion) and $0.3 billion in the Caribbean (October 31, 2020: $1.5 billion). In addition to the loans that are under payment deferral programs in the Caribbean, an additional $0.3 billion of loans are expected to be restructured in the near term.
Government lending programs in response to COVID-19
During 2020, CIBC was engaged in a number of Government of Canada lending programs, including the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP), that were introduced to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced government-backed loans and other funding programs for small and medium-sized businesses, including the U.S. Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs are described on page 62 of our 2020 Annual Report and in Note 2 to the consolidated financial statements in our 2020 Annual Report.
On January 26, 2021, the Government of Canada launched the HASCAP, which is a new loan program that is 100% guaranteed by the BDC and is available to small and medium-sized businesses that have been hardest hit by the pandemic. Application by eligible businesses commenced on February 1, 2021. Loans provided by CIBC under the HASCAP will be recognized on our consolidated balance sheet when funded.
As at July 31, 2021, loans of $4.5 billion (October 31, 2020: $2.9 billion) have been provided to our clients under the CEBA, which are accounted for off-balance sheet. In addition, funded loans outstanding on our interim consolidated balance sheet under the BCAP and HASCAP programs were $0.3 billion (October 31, 2020: $0.2 billion), while loans outstanding under the PPP in the U.S. were US$0.8 billion (October 31, 2020: US$1.9 billion).

CIBC THIRD QUARTER 2021	25

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2021	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$26.2	21%	$100.9	79%	$10.0	100%	$26.2	19%	$110.9	81%
British Columbia and territories (4)	9.0	19	38.9	81	3.8	100	9.0	17	42.7	83
Alberta	13.1	50	13.2	50	2.2	100	13.1	46	15.4	54
Quebec	5.7	31	12.5	69	1.1	100	5.7	30	13.6	70
Central prairie provinces	3.5	47	4.0	53	0.6	100	3.5	43	4.6	57
Atlantic provinces	3.8	44	4.9	56	0.7	100	3.8	40	5.6	60
Canadian portfolio (5)(6)	61.3	26	174.4	74	18.4	100	61.3	24	192.8	76
U.S. portfolio (5)	–	–	2.0	100	–	–	–	–	2.0	100
Other international portfolio (5)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$61.3	26%	$178.8	74%	$18.4	100%	$61.3	24%	$197.2	76%
October 31, 2020	$67.0	31%	$149.0	69%	$19.6	100%	$67.0	28%	$168.6	72%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2021 and October 31, 2020.
(3)
Includes $12.2 billion (October 31, 2020: $13.8 billion) of insured residential mortgages, $64.5 billion (October 31, 2020: $53.4 billion) of uninsured residential mortgages, and $5.8 billion (October 31, 2020: $6.1 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $4.0 billion (October 31, 2020: $4.5 billion) of insured residential mortgages, $26.8 billion (October 31, 2020: $22.9 billion) of uninsured residential mortgages, and $2.4 billion (October 31, 2020: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
65% (October 31, 2020: 71%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and nine months ended July 31, 2021 are provided in the following table.

	For the three months ended						For the nine months ended
	2021 Jul. 31		2021 Apr. 30		2020 Jul. 31		2021 Jul. 31		2020 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	63%	68%	63%	68%	63%	68%	63%	68%
British Columbia and territories (3)	61	65	60	66	60	65	60	66	60	65
Alberta	69	73	68	74	67	72	68	73	68	72
Quebec	68	73	68	73	67	73	68	73	68	73
Central prairie provinces	70	73	68	75	68	75	69	74	69	74
Atlantic provinces	69	73	70	75	72	74	69	74	72	74
Canadian portfolio (4)	64%	68%	63%	69%	63%	69%	63%	68%	64%	68%
U.S. portfolio (4)	66%	65%	64%	71%	63%	64%	64%	65%	65%	65%
Other international portfolio (4)	72%	n/m	76%	n/m	62%	n/m	75%	n/m	71%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 63% (April 30, 2021: 63%; July 31, 2020: 62%) and 63% for the nine months ended July 31, 2021 (July 31, 2020: 61%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 59% (April 30, 2021: 58%; July 31, 2020: 58%) and 59% for the nine months ended July 31, 2021 (July 31, 2020: 57%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2021 (1)(2)	51%	48%
October 31, 2020 (1)(2)	55%	52%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2021 and October 31, 2020 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2021 and September 30, 2020, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 46% (October 31, 2020: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (October 31, 2020: 46%).

26	CIBC THIRD QUARTER 2021

The table below summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts:

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2021	1%	4%	7%	17%	45%	26%	–%	–%
October 31, 2020	2%	4%	7%	18%	44%	25%	–%	–%
U.S. portfolio
July 31, 2021	1%	3%	6%	10%	9%	71%	–%	–%
October 31, 2020	2%	3%	7%	10%	10%	68%	–%	–%
Other international portfolio
July 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%
October 31, 2020	7%	13%	22%	23%	19%	14%	2%	–%
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2021, our Canadian condominium mortgages were $33.3 billion (October 31, 2020: $28.1 billion) of which 26% (October 31, 2020: 31%) were insured. Our drawn developer loans were $1.3 billion (October 31, 2020: $1.4 billion) or 0.8% (October 31, 2020: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.8 billion (October 31, 2020: $4.5 billion). The condominium developer exposure is diversified across 105 projects.
We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also the impact of the COVID-19 pandemic. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On May 20, 2021, OSFI and the Department of Finance announced that effective June 1, 2021, the minimum qualifying rate for uninsured and insured mortgages is now the higher of the mortgage contract rate plus 2%, or 5.25%, as a minimum floor. The 5.25% replaced the Bank of Canada’s five-year benchmark posted mortgage rate that was being applied, and OSFI as well as the Department of Finance will revisit it at least annually to ensure it remains appropriate for risks in the environment.

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 13 to the consolidated financial statements included in our 2020 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2021 Jul. 31		2020 Oct. 31 (1)
	Exposure (2)
Investment grade	$8.24	70.1%	$7.45	74.8%
Non-investment grade	3.45	29.3	2.40	24.1
Watch list	0.07	0.6	0.10	1.0
Default	–	–	0.01	0.1
	$11.76	100.0%	$9.96	100.0%
(1)	Restated from amounts previously presented.
(2)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

CIBC THIRD QUARTER 2021	27

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2021 Jul. 31			2021 Apr. 30			2020 Jul. 31			2021 Jul. 31			2020 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,391	$943	$2,334	$1,476	$979	$2,455	$1,144	$1,088	$2,232	$1,359	$990	$2,349	$911	$955	$1,866
Classified as impaired during the period	70	344	414	192	534	726	468	493	961	669	1,311	1,980	928	1,576	2,504
Transferred to performing during the period	(106)	(143)	(249)	(33)	(152)	(185)	(33)	(121)	(154)	(207)	(496)	(703)	(53)	(320)	(373)
Net repayments	(177)	(169)	(346)	(118)	(159)	(277)	(69)	(139)	(208)	(452)	(412)	(864)	(248)	(446)	(694)
Amounts written off	(99)	(166)	(265)	(66)	(250)	(316)	(47)	(172)	(219)	(235)	(566)	(801)	(103)	(629)	(732)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	(31)	–	(31)	–	–	–	–	–	–	–	–	–
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	9	4	13	(29)	(9)	(38)	(20)	(9)	(29)	(46)	(14)	(60)	8	4	12
Balance at end of period	$1,088	$813	$1,901	$1,391	$943	$2,334	$1,443	$1,140	$2,583	$1,088	$813	$1,901	$1,443	$1,140	$2,583
Allowance for credit losses – impaired loans	$540	$267	$807	$620	$286	$906	$612	$296	$908	$540	$267	$807	$612	$296	$908
Net impaired loans (1)
Balance at beginning of period	$771	$657	$1,428	$790	$713	$1,503	$625	$800	$1,425	$709	$726	$1,435	$535	$687	$1,222
Net change in gross impaired	(303)	(130)	(433)	(85)	(36)	(121)	299	52	351	(271)	(177)	(448)	532	185	717
Net change in allowance	80	19	99	66	(20)	46	(93)	(8)	(101)	110	(3)	107	(236)	(28)	(264)
Balance at end of period	$548	$546	$1,094	$771	$657	$1,428	$831	$844	$1,675	$548	$546	$1,094	$831	$844	$1,675
Net impaired loans as a percentage of net loans and acceptances			0.24%			0.33%			0.40%			0.24%			0.40%
(1)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at July 31, 2021, gross impaired loans were $1,901 million, down $682 million from the same quarter last year, primarily due to a decrease in the Canadian residential mortgages portfolio, the oil and gas, business services, and retail and wholesale sectors, partially offset by an increase in the real estate and construction sector.
Gross impaired loans were down $433 million from the prior quarter, primarily due to a decrease in the Canadian residential mortgages portfolio, the real estate and construction, oil and gas, business services, and utilities sectors.
56% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, the retail and wholesale, and utilities sectors accounted for the majority.
25% of gross impaired loans related to the U.S., of which the real estate and construction, financial institutions, and business services sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, and the business services and real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $807 million, down $101 million from the same quarter last year, primarily due to decreases in the business services and oil and gas sectors, and a decrease in the Canadian personal lending portfolio, partially offset by an increase in the utilities sector.
Allowance for credit losses on impaired loans was down $99 million from the prior quarter, primarily due to decreases in the business services, oil and gas, and retail and wholesale sectors, and the Canadian residential mortgages portfolio, partially offset by an increase in CIBC FirstCaribbean.

Loans contractually past due but not impaired
The following table provides an aging analysis of the contractually past due loans that are not impaired. Most risk rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs were presented in the aging category that applied at the time deferrals were granted during the period of the deferral. Other business and government loans, credit cards, personal loans and residential mortgages that were subject to a payment deferral program were generally presented in the aging category that applied as at March 31, 2020 during the period of the deferral, which approximated the time when the majority of the deferrals were granted. Loans that have exited a deferral program generally continue to age based on the status that was applied at the beginning of the program to the extent a payment has not been made.

$ millions, as at			2021 Jul. 31	2020 Oct. 31 (1)
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$735	$–	$735	$1,152
Personal	168	–	168	222
Credit card	120	63	183	321
Business and government	384	–	384	281
	$1,407	$63	$1,470	$1,976
(1)	Excludes loans past due less than 30 days as such loans are not generally indicative of the borrowers’ ability to repay.

28	CIBC THIRD QUARTER 2021

Exposure to certain countries and regions
Europe
The following table provides our exposure to European countries, both within and outside the Eurozone.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
Of our total direct exposures to Europe, approximately 42% (October 31, 2020: 47%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).
The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2021	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$542	$57	$599	$–	$2	$2	$–	$–	$1	$1	$602
Finland	52	260	663	975	119	6	125	–	–	–	–	1,100
France	43	43	70	156	342	55	397	4	–	19	23	576
Germany	463	992	498	1,953	153	123	276	46	–	37	83	2,312
Ireland	158	–	157	315	42	–	42	–	–	192	192	549
Luxembourg	138	–	1,921	2,059	85	100	185	5	–	41	46	2,290
Netherlands	459	422	139	1,020	526	247	773	33	–	4	37	1,830
Norway	206	337	132	675	700	–	700	–	2	–	2	1,377
Portugal	–	–	–	–	–	–	–	–	7	–	7	7
Spain	90	–	8	98	8	26	34	1	–	15	16	148
Sweden	389	913	121	1,423	150	–	150	21	–	2	23	1,596
Switzerland	184	–	12	196	80	–	80	4	–	95	99	375
United Kingdom	2,627	1,882	1,567	6,076	3,100	321	3,421	653	19	548	1,220	10,717
Other European countries	62	64	172	298	12	97	109	–	151	–	151	558
Total Europe	$4,871	$5,455	$5,517	$15,843	$5,317	$977	$6,294	$767	$179	$954	$1,900	$24,037
October 31, 2020	$4,275	$3,598	$5,157	$13,030	$5,063	$968	$6,031	$788	$92	$835	$1,715	$20,776
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.7 billion (October 31, 2020: $1.8 billion), collateral on repo-style transactions was $32.3 billion (October 31, 2020: $30.3 billion), and both comprise cash and investment grade debt securities.

We have $2,538 million (October 31, 2020: $639 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives transactions and securities borrowing and lending activity from counterparties that are not in Europe.

CIBC THIRD QUARTER 2021	29

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2021 Jul. 31					2020 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$30,234	$–		$2,616	$27,618	$43,531	$–		$2,445	$41,086	Foreign exchange
Interest-bearing deposits with banks	20,062	55		20,007	–	18,987	75		18,912	–	Interest rate
Securities	157,478	54,706		102,772	–	149,046	45,825		103,221	–	Interest rate, equity
Cash collateral on securities borrowed	13,296	–		13,296	–	8,547	–		8,547	–	Interest rate
Securities purchased under resale agreements	62,910	–		62,910	–	65,595	–		65,595	–	Interest rate
Loans
Residential mortgages	245,045	–		245,045	–	221,165	–		221,165	–	Interest rate
Personal	41,231	–		41,231	–	42,222	–		42,222	–	Interest rate
Credit card	10,870	–		10,870	–	11,389	–		11,389	–	Interest rate
Business and government	144,130	23,999	(2)	120,131	–	135,546	22,643	(2)	112,903	–	Interest rate
Allowance for credit losses	(2,926)	–		(2,926)	–	(3,540)	–		(3,540)	–	Interest rate
Derivative instruments	34,360	32,691		1,669	–	32,730	31,244		1,486	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,817	–		10,817	–	9,606	–		9,606	–	Interest rate
Other assets	38,560	4,003		24,681	9,876	34,727	3,364		20,613	10,750	Interest rate, equity, foreign exchange
	$806,067	$115,454		$653,119	$37,494	$769,551	$103,151		$614,564	$51,836
Deposits	$602,969	$591	(3)	$531,771	$70,607	$570,740	$484	(3)	$510,788	$59,468	Interest rate
Obligations related to securities sold short	21,815	19,821		1,994	–	15,963	13,795		2,168	–	Interest rate
Cash collateral on securities lent	3,611	–		3,611	–	1,824	–		1,824	–	Interest rate
Obligations related to securities sold under repurchase agreements	64,633	–		64,633	–	71,653	–		71,653	–	Interest rate
Derivative instruments	29,291	27,825		1,466	–	30,508	29,436		1,072	–	Interest rate, foreign exchange
Acceptances	10,879	–		10,879	–	9,649	–		9,649	–	Interest rate
Other liabilities	22,931	2,241		11,041	9,649	22,167	2,386		10,926	8,855	Interest rate
Subordinated indebtedness	5,653	–		5,653	–	5,712	–		5,712	–	Interest rate
	$761,782	$50,478		$631,048	$80,256	$728,216	$46,101		$613,792	$68,323
(1)	FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded.
(2)	Excludes $241 million (October 31, 2020: $291 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

30	CIBC THIRD QUARTER 2021

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-risk
Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.
Average total VaR for the three months ended July 31, 2021 was up $0.6 million from the prior quarter, driven primarily by an increase in interest rate risk, partially offset by an increase in diversification benefit and a decrease in debt specific risk.
Average stressed total VaR for the three months ended July 31, 2021 was up $2.8 million from the prior quarter, driven by an increase in interest rate and equity risks, partially offset by an increase in diversification benefit. In 2021, our stressed VaR window has been the 2008-2009 Global Financial Crisis period. However, for a four-month period spanning the third and fourth quarters of 2020, our stressed VaR window was the 2019-2020 Pandemic period. These historical periods both exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended July 31, 2021 was up $33.8 million from the prior quarter, partially due to an increase in inventory of corporate bonds.
VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the nine months ended
$ millions				2021 Jul. 31		2021 Apr. 30		2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$15.0	$6.7	$8.5	$10.8	$10.3	$7.5	$6.3	$6.1	$8.3	$6.0
Credit spread risk	10.5	6.0	9.1	8.7	9.4	8.9	4.4	7.5	8.5	5.3
Equity risk	5.8	2.4	5.2	3.7	3.3	3.7	4.4	4.4	3.6	3.9
Foreign exchange risk	1.8	0.4	1.0	0.9	1.1	1.2	2.5	1.4	1.2	1.8
Commodity risk	4.5	1.4	3.8	2.8	1.1	3.1	4.1	3.4	3.0	3.0
Debt specific risk	4.1	2.3	2.9	2.9	3.5	3.5	2.5	2.6	3.2	2.3
Diversification effect (1)	n/m	n/m	(21.5)	(22.4)	(21.5)	(21.1)	(16.4)	(16.6)	(20.5)	(13.5)
Total VaR (one-day measure)	$9.4	$5.3	$9.0	$7.4	$7.2	$6.8	$7.8	$8.8	$7.3	$8.8
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Stressed VaR by risk type – trading portfolio

						As at or for the three months ended			As at or for the nine months ended
$ millions				2021 Jul. 31		2021 Apr. 30		2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$39.2	$20.3	$22.4	$28.9	$31.3	$23.7	$16.7	$16.3	$25.7	$20.6
Credit spread risk	11.0	5.4	9.4	8.7	6.8	8.9	10.8	14.8	9.1	11.7
Equity risk	19.0	1.7	15.4	9.9	6.4	8.1	5.5	3.6	9.0	4.3
Foreign exchange risk	9.2	0.3	1.5	1.5	2.1	2.4	9.0	7.0	4.8	8.2
Commodity risk	3.2	1.5	2.3	2.1	2.6	3.1	3.6	3.8	2.5	4.9
Debt specific risk	6.5	4.1	5.4	5.2	5.5	5.2	4.4	3.3	5.4	4.6
Diversification effect (1)	n/m	n/m	(25.2)	(27.3)	(27.5)	(25.2)	(38.1)	(32.0)	(29.1)	(35.2)
Stressed total VaR (one-day measure)	$40.8	$23.7	$31.2	$29.0	$27.2	$26.2	$11.9	$16.8	$27.4	$19.1
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Incremental risk charge – trading portfolio

						As at or for the three months ended			As at or for the nine months ended

$ millions				2021 Jul. 31		2021 Apr. 30		2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$195.9	$148.8	$175.2	$171.1	$152.3	$144.2	$103.2	$107.9	$143.1	$137.1
Migration risk	70.9	28.4	63.9	61.9	67.5	55.0	53.1	64.4	58.7	72.3
IRC (one-year measure) (1)	$264.8	$202.5	$239.1	$233.0	$219.8	$199.2	$156.3	$172.3	$201.8	$209.4
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

CIBC THIRD QUARTER 2021	31

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.
During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $22.5 million occurred on June 1, 2021, and it was attributed to normal course activity within the global markets line of business. Average daily trading revenue (TEB) was $6.1 million during the quarter, and the average daily TEB was $0.8 million.
Trading revenue (TEB)
(1)
versus VaR
(2)

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	FVA are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA also excluded.

Non-trading activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected 12-month net interest income and economic value of equity for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. at the end of the quarter, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2021 Jul. 31		2021 Apr. 30		2020 Jul. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$387	$26	$362	$77	$316	$47
Increase (decrease) in present value of shareholders’ equity	(659)	(242)	(608)	(288)	(571)	(337)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(149)	(52)	(148)	(50)	(89)	(24)
Increase (decrease) in present value of shareholders’ equity	123	27	83	27	79	13
(1)	Includes CAD and other currency exposures.

32	CIBC THIRD QUARTER 2021

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2021	Cash and deposits with banks	$50,296	$–	$50,296	$286	$50,010
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	109,617	100,121	209,738	127,359	82,379
	Other debt securities	5,791	5,825	11,616	2,791	8,825
	Equities	36,531	23,451	59,982	26,432	33,550
	Canadian government guaranteed National Housing Act mortgage-backed securities	37,683	736	38,419	13,837	24,582
	Other liquid assets (2)	12,730	3,200	15,930	6,318	9,612
		$252,648	$133,333	$385,981	$177,023	$208,958
2020	Cash and deposits with banks	$62,518	$–	$62,518	$133	$62,385
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	112,403	92,202	204,605	108,425	96,180
	Other debt securities	4,798	4,288	9,086	2,603	6,483
	Equities	27,169	15,924	43,093	21,449	21,644
	Canadian government guaranteed National Housing Act mortgage-backed securities	40,592	895	41,487	13,084	28,403
	Other liquid assets (2)	10,909	2,109	13,018	5,441	7,577
		$258,389	$115,418	$373,807	$151,135	$222,672
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2021 Jul. 31	2020 Oct. 31
CIBC (parent)	$149,704	$170,936
Domestic subsidiaries	15,243	12,355
Foreign subsidiaries	44,011	39,381
	$208,958	$222,672
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets decreased by $13.7 billion since October 31, 2020, as a result of forecasted funding repayments from available cash positions.
Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

CIBC THIRD QUARTER 2021	33

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.
The following table provides a summary of our on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2021	Cash and deposits with banks	$–	$286	$50,010	$–	$50,296
Jul. 31	Securities	148,386	1,650	133,287	–	283,323
	Loans, net of allowance (3)	1,913	42,332	30,767	363,338	438,350
	Other assets	6,124	–	3,806	73,807	83,737
		$156,423	$44,268	$217,870	$437,145	$855,706
2020	Cash and deposits with banks	$–	$133	$62,385	$–	$62,518
Oct. 31	Securities	127,974	678	132,493	–	261,145
	Loans, net of allowance (3)	7,946	42,291	34,103	322,441	406,781
	Other assets	4,950	–	2,731	69,382	77,063
		$140,870	$43,102	$231,712	$391,823	$807,507
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

34	CIBC THIRD QUARTER 2021

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended July 31, 2021		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$168,259
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$208,058	15,165
3	Stable deposits	94,320	2,830
4	Less stable deposits	113,738	12,335
5	Unsecured wholesale funding, of which:	198,521	96,400
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	75,863	18,530
7	Non-operational deposits (all counterparties)	98,183	53,395
8	Unsecured debt	24,475	24,475
9	Secured wholesale funding	n/a	4,705
10	Additional requirements, of which:	132,184	32,998
11	Outflows related to derivative exposures and other collateral requirements	19,109	11,159
12	Outflows related to loss of funding on debt products	4,197	4,197
13	Credit and liquidity facilities	108,878	17,642
14	Other contractual funding obligations	3,370	3,370
15	Other contingent funding obligations	326,339	6,317
16	Total cash outflows	n/a	158,955
Cash inflows
17	Secured lending (e.g. reverse repos)	82,535	12,496
18	Inflows from fully performing exposures	18,921	9,423
19	Other cash inflows	3,545	3,545
20	Total cash inflows	$105,001	$25,464
			Total adjusted value
21	Total HQLA	n/a	$168,259
22	Total net cash outflows	n/a	$133,491
23	LCR	n/a	126%
$ millions, average of the three months ended April 30, 2021			Total adjusted value
24	Total HQLA	n/a	$178,970
25	Total net cash outflows	n/a	$133,220
26	LCR	n/a	134%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2021 decreased to 126% from 134% in the prior quarter, primarily due to increases in lending, partially offset by deposit and funding growth.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, CIBC reports the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with CIBC’s funding strategy, key drivers of CIBC’s ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The ratio’s denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. CIBC’s RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. CIBC reports the liabilities arising from the Canada Mortgage Bonds (CMB) program and the corresponding encumbered assets as interdependent.

CIBC THIRD QUARTER 2021	35

The NSFR is disclosed using an OSFI-prescribed disclosure template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the below table may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2021		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$45,383	$–	$–	$5,036	$50,419
2	Regulatory capital	45,383	–	–	5,036	50,419
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	193,963	27,172	10,614	10,405	223,644
5	Stable deposits	91,212	10,881	6,666	6,656	109,977
6	Less stable deposits	102,751	16,291	3,948	3,749	113,667
7	Wholesale funding	149,288	155,955	38,016	62,943	173,927
8	Operational deposits	79,155	2,815	–	–	40,985
9	Other wholesale funding	70,133	153,140	38,016	62,943	132,942
10	Liabilities with matching interdependent assets	–	765	1,755	14,379	–
11	Other liabilities	–	78,554 (1)			6,802
12	NSFR derivative liabilities		5,030 (1)
13	All other liabilities and equity not included in the above categories	–	48,842	138	24,544	6,802
14	Total ASF					454,792
RSF item
15	Total NSFR HQLA					14,696
16	Deposits held at other financial institutions for operational purposes	–	2,755	–	324	1,701
17	Performing loans and securities	57,544	95,186	46,629	290,578	315,372
18	Performing loans to financial institutions secured by Level 1 HQLA	–	25,403	4,022	1,985	5,524
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	323	27,236	6,562	10,441	17,043
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	26,807	28,769	16,984	100,028	131,118
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	17,709	12,086	18,091	174,573	146,538
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	17,709	12,006	18,016	170,152	142,702
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	12,705	1,692	970	3,551	15,149
25	Assets with matching interdependent liabilities	–	765	1,755	14,379	–
26	Other assets	13,610	76,312 (1)			46,713
27	Physical traded commodities, including gold	3,806				3,235
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		6,864 (1)			5,834
29	NSFR derivative assets		12,238 (1)			7,208
30	NSFR derivative liabilities before deduction of variation margin posted		15,125 (1)			756
31	All other assets not included in the above categories	9,804	36,934	118	5,033	29,680
32	Off-balance sheet items		325,446 (1)			11,332
33	Total RSF					$389,814
34	NSFR					117%
$ millions, as at April 30, 2021						Weighted value
35	Total ASF					$434,063
36	Total RSF					$368,255
37	NSFR					118%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2021 decreased to 117% from 118% in the prior quarter, due to an increase in lending in line with strategic business growth, largely offset by an increase in long-term funding.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

36	CIBC THIRD QUARTER 2021

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at July 31, 2021	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,338	$564	$577	$233	$5,712	$–	$–	$5,712
Certificates of deposit and commercial paper	12,029	14,269	18,888	17,626	62,812	–	–	62,812
Bearer deposit notes and bankers’ acceptances	246	804	3,006	243	4,299	–	–	4,299
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	1,534	2,398	6,194	10,126	14,456	23,224	47,806
Senior unsecured structured notes	55	205	–	–	260	–	62	322
Covered bonds/asset-backed securities
Mortgage securitization	–	413	353	1,769	2,535	2,705	11,924	17,164
Covered bonds	–	203	1,083	4,973	6,259	4,585	10,856	21,700
Cards securitization	–	–	–	–	–	–	1,740	1,740
Subordinated liabilities	–	–	–	–	–	–	5,653	5,653
Other	–	–	–	249	249	–	8	257
	$16,668	$17,992	$26,305	$31,287	$92,252	$21,746	$53,467	$167,465
Of which:
Secured	$–	$616	$1,436	$6,742	$8,794	$7,290	$24,520	$40,604
Unsecured	16,668	17,376	24,869	24,545	83,458	14,456	28,947	126,861
	$16,668	$17,992	$26,305	$31,287	$92,252	$21,746	$53,467	$167,465
October 31, 2020	$17,139	$15,400	$12,670	$35,224	$80,433	$17,648	$54,253	$152,334
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2021 Jul. 31		2020 Oct. 31
CAD	$48.4	29%	$50.8	33%
USD	90.3	54	75.4	50
Other	28.8	17	26.1	17
	$167.5	100%	$152.3	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On July 15, 2021, Fitch affirmed CIBC’s ratings and revised the outlook to Stable from Negative.
Our credit ratings are summarized in the following table:

As at July 31, 2021	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BB+
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

CIBC THIRD QUARTER 2021	37

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2021 Jul. 31	2020 Oct. 31
One-notch downgrade	$ 0.1	$ 0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.4	0.3
Regulatory developments concerning liquidity
On March 27, 2020, as a COVID-19 support measure, OSFI had allowed a temporary increase to the covered bond limit from 5.5% to 10% of total assets to facilitate greater access to the Bank of Canada facilities. The temporary increase in the limit targeted covered bonds pledged directly to the Bank of Canada, with the limit relating to market instruments remaining at 5.5%. Effective April 6, 2021, as a result of improvements to liquidity and access to term funding, OSFI announced the unwinding of the temporary increase of the covered bond limit for deposit-taking institutions. CIBC remains compliant with the stipulated requirements.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$30,234	$–	$–	$–	$–	$–	$–	$–	$–	$30,234
Interest-bearing deposits with banks	20,062	–	–	–	–	–	–	–	–	20,062
Securities	4,113	6,637	4,648	4,015	4,664	17,295	44,486	33,835	37,785	157,478
Cash collateral on securities borrowed	13,296	–	–	–	–	–	–	–	–	13,296
Securities purchased under resale agreements	35,194	11,348	7,727	4,355	2,099	2,187	–	–	–	62,910
Loans
Residential mortgages	1,909	5,155	9,646	8,998	14,068	43,207	154,293	7,769	–	245,045
Personal	1,196	770	878	1,058	1,006	386	3,253	3,707	28,977	41,231
Credit card	228	457	685	685	685	2,739	5,391	–	–	10,870
Business and government	8,183	5,762	7,996	8,899	11,317	24,763	50,382	18,578	8,250	144,130
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,926)	(2,926)
Derivative instruments	609	4,135	5,306	2,308	2,172	4,422	6,486	8,922	–	34,360
Customers’ liability under acceptances	8,653	2,130	9	15	10	–	–	–	–	10,817
Other assets	–	–	–	–	–	–	–	–	38,560	38,560
	$123,677	$36,394	$36,895	$30,333	$36,021	$94,999	$264,291	$72,811	$110,646	$806,067
October 31, 2020 (2)	$131,720	$32,390	$42,722	$34,448	$29,883	$102,112	$226,577	$70,961	$98,738	$769,551
Liabilities
Deposits (3)	$30,252	$27,589	$39,842	$26,055	$37,128	$32,653	$49,110	$14,380	$345,960	$602,969
Obligations related to securities sold short	21,815	–	–	–	–	–	–	–	–	21,815
Cash collateral on securities lent	3,611	–	–	–	–	–	–	–	–	3,611
Obligations related to securities sold under repurchase agreements	43,942	8,720	8,911	2,215	500	345	–	–	–	64,633
Derivative instruments	1,877	3,251	2,545	3,595	1,780	2,872	5,566	7,805	–	29,291
Acceptances	8,715	2,130	9	15	10	–	–	–	–	10,879
Other liabilities	24	58	73	75	76	311	614	741	20,959	22,931
Subordinated indebtedness	–	–	–	–	–	–	–	5,653	–	5,653
Equity	–	–	–	–	–	–	–	–	44,285	44,285
	$110,236	$41,748	$51,380	$31,955	$39,494	$36,181	$55,290	$28,579	$411,204	$806,067
October 31, 2020	$98,552	$40,528	$58,834	$43,919	$26,555	$33,273	$58,938	$26,416	$382,536	$769,551
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Restated from amounts previously presented.
(3)
Comprises $210.7 billion (October 31, 2020: $202.2 billion) of personal deposits; $373.5 billion (October 31, 2020: $351.6 billion) of business and government deposits and secured borrowings; and $18.8 billion (October 31, 2020: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

38	CIBC THIRD QUARTER 2021

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,240	$11,253	$4,896	$4,396	$6,026	$21,269	$53,534	$3,124	$185,799	$291,537
Securities lending (2)	42,482	5,971	3,420	–	–	–	–	–	–	51,873
Standby and performance letters of credit	2,446	2,001	3,651	2,592	3,577	584	646	59	–	15,556
Backstop liquidity facilities	–	10	10,616	152	585	31	275	–	–	11,669
Documentary and commercial letters of credit	32	75	24	4	2	11	38	–	–	186
Other	346	–	–	–	–	–	–	–	–	346
	$46,546	$19,310	$22,607	$7,144	$10,190	$21,895	$54,493	$3,183	$185,799	$371,167
October 31, 2020	$39,474	$24,451	$11,188	$8,798	$6,427	$20,638	$51,245	$1,714	$173,157	$337,092
(1)	Includes $140.2 billion (October 31, 2020: $131.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $3.6 billion (October 31, 2020: $1.8 billion) for cash because it is reported on the interim consolidated balance sheet.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at July 31, 2021	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$77	$192	$168	$150	$185	$401	$539	$152	$1,864
Future lease commitments	–	2	4	5	6	26	48	944	1,035
Investment commitments	–	2	1	–	–	–	5	310	318
Underwriting commitments	41	–	–	–	–	–	–	–	41
Pension contributions (2)	–	–	–	–	–	–	–	–	–
	$118	$196	$173	$155	$191	$427	$592	$1,406	$3,258
October 31, 2020	$211	$243	$231	$239	$204	$488	$795	$1,625	$4,036
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2021 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 80 to 82 of our 2020 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2020 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2020, except that CIBC adopted the “Conceptual Framework for Financial Reporting” (Conceptual Framework) and early adopted the “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (Phase 2 amendments) effective November 1, 2020.
There was no impact from the adoption of the Conceptual Framework.
The early adoption of the Phase 2 amendments referenced under the “Other regulatory developments” section below required us to provide additional disclosure in Note 1 to our interim consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The COVID-19 pandemic continues to result in increased level of judgment as discussed on pages 83 to 88 of our 2020 Annual Report, and could have a material impact on our financial results, particularly in regard to the estimation of ECLs.
During the nine months ended July 31, 2021, improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing ECLs relative to the increases recognized in 2020 as a result of the onset of the COVID-19 pandemic. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that the vaccination programs will be able to effectively respond to the new and emerging variants and that the government will respond to a likely fourth wave of the virus with targeted health measures rather than broader economic closures.
Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 6 to our consolidated financial statements in our 2020 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of COVID-19.

CIBC THIRD QUARTER 2021	39

Accounting developments
For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 32 to the consolidated financial statements included in our 2020 Annual Report.
Other regulatory developments
Reforms to interest rate benchmarks
As discussed in Note 1 to our interim consolidated financial statements, various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions.
The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued.
A significant number of our derivative, securities, lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the FCA in March 2021. In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program) to manage and coordinate all aspects of the transition. Further details on the Program are included as part of the “Other regulatory developments” section of our 2020 Annual Report and in Note 1 to our interim consolidated financial statements.
Current accounting policy changes relating to the interest rate benchmark reform
The IASB addressed interest rate benchmark reform and its effects on financial reporting in two phases as discussed in Note 1 to our interim consolidated financial statements.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2021 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2020. For additional information, refer to pages 90 and 183 of our 2020 Annual Report.

40	CIBC THIRD QUARTER 2021

Interim consolidated financial statements
(Unaudited)

Contents

42	Consolidated balance sheet

43	Consolidated statement of income

44	Consolidated statement of comprehensive income

45	Consolidated statement of changes in equity

46	Consolidated statement of cash flows

47	Notes to the interim consolidated financial statements

47	Note 1	–	Changes in accounting policies

48	Note 2	–	Impact of COVID-19

49	Note 3	–	Fair value measurement

53	Note 4	–	Significant transactions

53	Note 5	–	Securities

55	Note 6	–	Loans

61	Note 7	–	Deposits

61	Note 8	–	Subordinated indebtedness

62	Note 9	–	Share capital

62	Note 10	–	Post-employment benefits

63	Note 11	–	Income taxes

63	Note 12	–	Earnings per share

64	Note 13	–	Contingent liabilities and provisions

65	Note 14	–	Interest income and expense

65	Note 15	–	Segmented information

CIBC THIRD QUARTER 2021	41

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2021 Jul. 31	2020 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$30,234	$43,531
Interest-bearing deposits with banks	20,062	18,987
Securities (Note 5)	157,478	149,046
Cash collateral on securities borrowed	13,296	8,547
Securities purchased under resale agreements	62,910	65,595
Loans (Note 6)
Residential mortgages	245,045	221,165
Personal	41,231	42,222
Credit card	10,870	11,389
Business and government	144,130	135,546
Allowance for credit losses	(2,926)	(3,540)
	438,350	406,782
Other
Derivative instruments	34,360	32,730
Customers’ liability under acceptances	10,817	9,606
Property and equipment	3,133	2,997
Goodwill	4,986	5,253
Software and other intangible assets	1,949	1,961
Investments in equity-accounted associates and joint ventures	655	658
Deferred tax assets	435	650
Other assets	27,402	23,208
	83,737	77,063
	$806,067	$769,551
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$210,683	$202,152
Business and government	332,974	311,426
Bank	18,708	17,011
Secured borrowings	40,604	40,151
	602,969	570,740
Obligations related to securities sold short	21,815	15,963
Cash collateral on securities lent	3,611	1,824
Obligations related to securities sold under repurchase agreements	64,633	71,653
Other
Derivative instruments	29,291	30,508
Acceptances	10,879	9,649
Deferred tax liabilities	35	33
Other liabilities	22,896	22,134
	63,101	62,324
Subordinated indebtedness	5,653	5,712
Equity
Preferred shares and other equity instruments	3,575	3,575
Common shares (Note 9)	14,252	13,908
Contributed surplus	117	117
Retained earnings	25,055	22,119
Accumulated other comprehensive income (AOCI)	1,109	1,435
Total shareholders’ equity	44,108	41,154
Non-controlling interests	177	181
Total equity	44,285	41,335
	$806,067	$769,551
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC THIRD QUARTER 2021

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Interest income (Note 14) (1)
Loans	$3,042	$2,934	$3,120	$9,047	$10,764
Securities	516	529	568	1,614	1,996
Securities borrowed or purchased under resale agreements	75	79	113	244	755
Deposits with banks	27	31	37	99	207
	3,660	3,573	3,838	11,004	13,722
Interest expense (Note 14)
Deposits	618	666	913	2,039	4,504
Securities sold short	57	62	57	175	195
Securities lent or sold under repurchase agreements	40	55	83	166	585
Subordinated indebtedness	30	28	33	93	123
Other	22	15	23	52	63
	767	826	1,109	2,525	5,470
Net interest income	2,893	2,747	2,729	8,479	8,252
Non-interest income
Underwriting and advisory fees	197	231	123	562	365
Deposit and payment fees	199	187	176	581	595
Credit fees	292	278	261	857	755
Card fees	108	104	98	335	305
Investment management and custodial fees	417	390	336	1,180	1,025
Mutual fund fees	452	427	391	1,303	1,184
Insurance fees, net of claims	93	81	94	271	291
Commissions on securities transactions	102	120	88	325	279
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	134	178	270	525	608
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	10	22	10	68	5
Foreign exchange other than trading (FXOTT)	79	78	63	226	189
Income from equity-accounted associates and joint ventures	12	16	25	44	67
Other	68	73	44	195	221
	2,163	2,185	1,979	6,472	5,889
Total revenue	5,056	4,932	4,708	14,951	14,141
Provision for (reversal of) credit losses (Note 6)	(99)	32	525	80	2,198
Non-interest expenses
Employee compensation and benefits	1,619	1,598	1,512	4,781	4,888
Occupancy costs	202	194	202	589	623
Computer, software and office equipment	504	507	474	1,478	1,423
Communications	76	87	79	242	236
Advertising and business development	55	50	51	150	200
Professional fees	78	57	51	182	150
Business and capital taxes	25	27	22	83	87
Other	359	236	311	895	864
	2,918	2,756	2,702	8,400	8,471
Income before income taxes	2,237	2,144	1,481	6,471	3,472
Income taxes	507	493	309	1,465	696
Net income	$1,730	$1,651	$1,172	$5,006	$2,776
Net income (loss) attributable to non-controlling interests	$5	$4	$2	$13	$1
Preferred shareholders and other equity instrument holders	$30	$51	$31	$111	$92
Common shareholders	1,695	1,596	1,139	4,882	2,683
Net income attributable to equity shareholders	$1,725	$1,647	$1,170	$4,993	$2,775
Earnings per share (in dollars) (Note 12)
Basic	$3.77	$3.56	$2.56	$10.89	$6.03
Diluted	3.76	3.55	2.55	10.86	6.02
Dividends per common share (in dollars)	1.46	1.46	1.46	4.38	4.36
(1)
Interest income included $3.3 billion for the quarter ended July 31, 2021 (April 30, 2021: $3.2 billion; July 31, 2020: $3.5 billion) and $9.8 billion for the nine months ended July 31, 2021 (July 31, 2020: $12.4 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2021	43

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Net income	$1,730	$1,651	$1,172	$5,006	$2,776
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	546	(1,438)	(1,388)	(2,309)	569
Net gains (losses) on hedges of investments in foreign operation s	(318)	843	770	1,323	(305)
	228	(595)	(618)	(986)	264
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(1)	(72)	158	(17)	249
Net (gains) losses reclassified to net income	(9)	(16)	(7)	(51)	(17)
	(10)	(88)	151	(68)	232
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	211	30	78	365	110
Net (gains) losses reclassified to net income	(161)	(38)	(83)	(347)	81
	50	(8)	(5)	18	191
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	137	327	(210)	663	(67)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities
attributable to changes in credit risk	10	20	(63)	(5)	(48)
Net gains (losses) on equity securities designated at FVOCI	25	21	27	70	25
	172	368	(246)	728	(90)
Total OCI (1)	440	(323)	(718)	(308)	597
Comprehensive income	$2,170	$1,328	$454	$4,698	$3,373
Comprehensive income (loss) attributable to non-controlling interests	$5	$4	$2	$13	$1
Preferred shareholders and other equity instrument holders	$30	$51	$31	$111	$92
Common shareholders	2,135	1,273	421	4,574	3,280
Comprehensive income attributable to equity shareholders	$2,165	$1,324	$452	$4,685	$3,372
(1)  Includes $3 million of losses for the quarter ended July 31, 2021 (April 30, 2021: $25 million of losses; July 31, 2020: $21 million of gains) and $34 million of losses for the nine months ended July 31, 2021 (July 31, 2020: $45 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(19)	$42	$56	$34	$41
Net gains (losses) on hedges of investments in foreign operations	18	(46)	(65)	(43)	(43)
	(1)	(4)	(9)	(9)	(2)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(3)	12	(41)	(16)	(52)
Net (gains) losses reclassified to net income	3	6	2	18	6
	–	18	(39)	2	(46)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(75)	(10)	(28)	(130)	(39)
Net (gains) losses reclassified to net income	57	13	30	123	(29)
	(18)	3	2	(7)	(68)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(49)	(117)	75	(237)	23
Net gains (losses) due to fair value change of FVO liabilities attributable
to changes in credit risk	(3)	(8)	22	2	16
Net gains (losses) on equity securities designated at FVOCI	(9)	(7)	(8)	(24)	(8)
	(61)	(132)	89	(259)	31
	$(80)	$(115)	$43	$(273)	$(85)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC THIRD QUARTER 2021

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Preferred shares and other equity instruments
Balance at beginning of period	$3,575	$3,575	$2,825	$3,575	$2,825
Issue of preferred shares and limited recourse capital notes	–	–	–	–	–
Balance at end of period	$3,575	$3,575	$2,825	$3,575	$2,825
Common shares (Note 9)
Balance at beginning of period	$14,130	$13,991	$13,722	$13,908	$13,591
Issue of common shares	124	136	81	359	282
Purchase of common shares for cancellation	–	–	–	–	(68)
Treasury shares	(2)	3	(3)	(15)	(5)
Balance at end of period	$14,252	$14,130	$13,800	$14,252	$13,800
Contributed surplus
Balance at beginning of period	$119	$119	$119	$117	$125
Compensation expense arising from equity-settled share-based awards	3	8	4	17	11
Exercise of stock options and settlement of other equity-settled share-based awards	(6)	(18)	(1)	(29)	(12)
Other	1	10	–	12	(2)
Balance at end of period	$117	$119	$122	$117	$122
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	n/a	n/a	n/a	$20,972
Impact of adopting IFRS 16 at November 1, 2019	n/a	n/a	n/a	n/a	148
Balance at beginning of period after accounting policy changes	$24,003	$23,060	$21,238	$22,119	21,120
Net income attributable to equity shareholders	1,725	1,647	1,170	4,993	2,775
Dividends and distributions
Preferred and other equity instruments	(30)	(51)	(31)	(111)	(92)
Common	(657)	(655)	(650)	(1,965)	(1,940)
Premium on purchase of common shares for cancellation	–	–	–	–	(166)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	14	1	–	18	31
Other	–	1	(1)	1	(2)
Balance at end of period	$25,055	$24,003	$21,726	$25,055	$21,726
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$(41)	$554	$1,875	$1,173	$993
Net change in foreign currency translation adjustments	228	(595)	(618)	(986)	264
Balance at end of period	$187	$(41)	$1,257	$187	$1,257
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$251	$339	$158	$309	$77
Net change in securities measured at FVOCI	(10)	(88)	151	(68)	232
Balance at end of period	$241	$251	$309	$241	$309
Net gains (losses) on cash flow hedges
Balance at beginning of period	$242	$250	$309	$274	$113
Net change in cash flow hedges	50	(8)	(5)	18	191
Balance at end of period	$292	$242	$304	$292	$304
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$243	$(84)	$(220)	$(283)	$(363)
Net change in post-employment defined benefit plans	137	327	(210)	663	(67)
Balance at end of period	$380	$243	$(430)	$380	$(430)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(55)	$(75)	$31	$(40)	$16
Net change attributable to changes in credit risk	10	20	(63)	(5)	(48)
Balance at end of period	$(45)	$(55)	$(32)	$(45)	$(32)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$43	$23	$12	$2	$45
Net gains (losses) on equity securities designated at FVOCI	25	21	27	70	25
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings	(14)	(1)	–	(18)	(31)
Balance at end of period	$54	$43	$39	$54	$39
Total AOCI, net of income tax	$1,109	$683	$1,447	$1,109	$1,447
Non-controlling interests
Balance at beginning of period	$170	$177	$184	$181	$186
Net income attributable to non-controlling interests	5	4	2	13	1
Dividends	(1)	(2)	(2)	(3)	(13)
Other	3	(9)	(5)	(14)	5
Balance at end of period	$177	$170	$179	$177	$179
Equity at end of period	$44,285	$42,680	$40,099	$44,285	$40,099
n/a	Not applicable.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2021	45

Consolidated statement of cash flows

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,730	$1,651	$1,172	$5,006	$2,776
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for (reversal of) credit losses	(99)	32	525	80	2,198
Amortization and impairment (1)	244	249	249	730	775
Stock options and restricted shares expense	3	8	4	17	11
Deferred income taxes	(44)	(29)	(52)	(30)	(212)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(10)	(22)	(10)	(68)	(5)
Net losses (gains) on disposal of property and equipment	–	–	–	–	4
Other non-cash items, net	(55)	430	(89)	457	(781)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	211	34	(1,348)	(1,075)	(5,532)
Loans, net of repayments	(17,188)	(11,056)	6,334	(32,421)	(16,635)
Deposits, net of withdrawals	25,466	1,479	22,072	28,573	78,345
Obligations related to securities sold short	1,546	793	1,287	5,852	591
Accrued interest receivable	77	7	223	216	276
Accrued interest payable	(249)	(125)	(238)	(533)	(347)
Derivative assets	973	(1,159)	(3,107)	(1,626)	(19,547)
Derivative liabilities	(4,855)	1,952	1,643	(1,215)	17,570
Securities measured at FVTPL	791	(6,288)	(3,278)	(9,361)	(6,428)
Other assets and liabilities measured/designated at FVTPL	(2,364)	1,833	759	1,196	588
Current income taxes	290	154	292	506	1,508
Cash collateral on securities lent	406	1,460	(8)	1,787	(258)
Obligations related to securities sold under repurchase agreements	1,752	(10,402)	(14,802)	(3,781)	13,174
Cash collateral on securities borrowed	(1,723)	(16)	(1,480)	(4,749)	(3,548)
Securities purchased under resale agreements	196	1,290	10,574	2,685	1,353
Other, net (2)	136	(35)	(2,147)	(3,882)	(2,587)
	7,234	(17,760)	18,575	(11,636)	63,289
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	1,000	1,000	1,000
Redemption/repurchase/maturity of subordinated indebtedness	–	–	–	(1,008)	–
Issue of common shares for cash	86	85	41	233	159
Purchase of common shares for cancellation	–	–	–	–	(234)
Net sale (purchase) of treasury shares	(2)	3	(3)	(15)	(5)
Dividends and distributions paid	(655)	(673)	(642)	(1,979)	(1,921)
Repayment of lease liabilities	(75)	(74)	(77)	(223)	(229)
	(646)	341	319	(1,992)	(1,230)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(12,641)	(12,052)	(16,201)	(34,647)	(44,019)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	3,978	7,379	4,159	18,169	9,537
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	5,555	6,301	4,952	17,532	18,125
Net sale (purchase) of property, equipment, software and other intangibles (2)	(210)	(175)	(98)	(569)	(209)
	(3,318)	1,453	(7,188)	485	(16,566)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	40	(96)	(103)	(154)	38
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	3,310	(16,062)	11,603	(13,297)	45,531
Cash and non-interest-bearing deposits with banks at beginning of period	26,924	42,986	37,768	43,531	3,840
Cash and non-interest-bearing deposits with banks at end of period (3)	$30,234	$26,924	$49,371	$30,234	$49,371
Cash interest paid	$1,016	$951	$1,347	$3,058	$5,817
Cash interest received	3,545	3,323	3,850	10,527	13,373
Cash dividends received	192	257	211	693	625
Cash income taxes paid (received)	261	368	69	989	(600)
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Restated from amounts previously presented.
(3)	Includes restricted cash of $498 million (April 30 , 2021: $492 million; July 31, 2020: $468 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC THIRD QUARTER 2021

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2020.
All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 25, 2021.
Note 1.    Changes in accounting policies
(a)    Current period changes in accounting policies
Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. In March 2021, the FCA and the ICE Benchmark Administrator (IBA) announced the dates for the cessation or loss of representativeness of various LIBOR rates including that the GBP, EUR, CHF and JPY LIBORs will cease on December 31, 2021 and that most USD LIBOR tenors will cease on June 30, 2023. This announcement results in a fixed spread between the LIBOR rate and the alternative rate for a given tenor which will apply on the cessation of the relevant LIBOR rates. While the extension for most USD LIBOR tenors until June 30, 2023 allows for many legacy contracts to mature before the cessation date, originations of new USD LIBOR-linked products would cease after the end of 2021. In June 2021, OSFI announced its expectations for the cessation of IBOR rates, which are consistent with the announcements previously made by the FCA and IBA. OSFI also expects financial institutions to prioritize system and model updates to accommodate alternative rates and to be able to transact in alternative rates by the end of 2021. We expect to be compliant with these regulatory expectations.
In June 2021, in an effort to increase the liquidity of swaps indexed to alternative rates and to accelerate the progress of transitioning away from USD LIBOR, the Alternative Reference Rates Committee (ARRC) endorsed the Secured Overnight Financing Rate (SOFR) First initiative announced by the Commodity Futures Trading Commission. As a result of this initiative, interdealer brokers are recommended to trade swaps that are indexed to SOFR in place of swaps indexed to USD LIBOR commencing July 26, 2021. The SOFR First initiative still permits interdealer brokers to trade SOFR to LIBOR basis swaps to manage market risk from the increased use of SOFR based swaps and to continue to support LIBOR based client demand during the transition period.
As an additional measure to increase the use of SOFR, on July 29, 2021, the ARRC formally recommended the SOFR based forward-looking term rate (Term SOFR) methodology established by the Chicago Mercantile Exchange (CME), which is expected to provide entities with greater certainty over SOFR based lending rates since term rates are established at the beginning of a contractual interest reset period in contrast to overnight rates such as SOFR that are reset each day. As a participant in the interdealer broker market, CIBC has the necessary processes, systems and models to comply with the SOFR First initiative and will continue to monitor the development of Term SOFR as we manage IBOR transition.
In response to interest rate benchmark reform, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) in August 2020. These amendments address issues that affect financial reporting once an existing rate is replaced with an alternative rate and concludes the IASB’s amendments to financial reporting standards due to the effects of interest rate benchmark reform. While the Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021, we elected to early adopt the Phase 2 amendments effective November 1, 2020. Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39), IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance Contracts”, and IFRS 16 “Leases” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9).
The Phase 2 amendments permit modifications of amortized cost financial assets and financial liabilities, and lessee lease liabilities that are made as a direct consequence of IBOR reform, and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively with no immediate gain or loss recognition. The amendments also provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions, including the amendment of the hedge designation and documentation to reflect the new rate, and permits new hedging relationships that are in the scope of the Phase 2 amendments. As a result of the adoption of the Phase 2 amendments, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform below.
The IASB had previously issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) in September 2019. The Phase 1 amendments provide relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provide specific disclosure requirements for the affected hedging relationships. We adopted the Phase 1 amendments effective November 1, 2019 and the disclosure can be found in Note 1 to the consolidated financial statements included in our 2020 Annual Report.
As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to us, and the industry as a whole. These transition risks include market risk (as new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). In response to the proposed reforms to interest rate benchmarks, we have established an Enterprise IBOR Transition Program (Program), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal and Finance, to manage and coordinate all aspects of the transition, including the identification and mitigation of the risks. An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program. The IBOR

CIBC THIRD QUARTER 2021	47

Steering Committee manages the impact of the transition risks through appropriate mitigating actions. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to the senior management including the Executive Committee, and the Board of Directors.
As a part of the Program, we have begun to transition existing IBOR based contracts to those that reference the new alternative rates, and are developing business processes to support the transition. We have started to remediate our non-USD LIBOR referenced contracts by incorporating appropriate fallback language, and have ceased the issuance of certain new GBP LIBOR products that mature after the end of 2021 based upon the guidelines provided by the regulators. We have adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol to facilitate the transition of the contractual rate for derivatives with counterparties who have also adhered to the ISDA Protocol. Such transition will be effective on the occurrence of certain prescribed trigger events. We are also working with clearing houses to transition our existing derivatives cleared by them to alternative rates. We have continued to develop contract remediation plans for our LIBOR referencing products and have continued to make information available to clients, advising them on developments.
The following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to USD LIBOR, GBP LIBOR and other benchmark rates as at November 1, 2020 with a maturity date beyond December 31, 2021, that are expected to be affected by IBOR reform.

	Notional/gross outstanding amounts (1)(2)(3)
$ billions, as at November 1, 2020	USD LIBOR		GBP LIBOR	Others (4)
	Maturing after December 31, 2021 and before June 30, 2023	Maturing after June 30, 2023 (5)	Maturing after December 31, 2021
Non-derivative financial assets
Securities	$4.0	$1.9	$–	$–
Loans	18.6	21.2	2.4	–
	22.6	23.1	2.4	–
Non-derivative financial liabilities
Secured borrowing deposits and subordinated indebtedness	–	0.1	1.1	–
Other deposits	0.8	1.0	–	–
	0.8	1.1	1.1	–
Derivatives	276.4	463.3	70.4	33.3
(1)
Excludes financial instruments which reference rates in multi-rate jurisdictions, including Canadian Dollar Offered Rate (CDOR), Euro Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate. While the 6-month and 12-month tenors of CDOR discontinued on May 17, 2021, we did not hold material positions referencing these tenors as at November 1, 2020. Other tenors of CDOR are expected to continue.

(2)
The table excludes undrawn loan commitments. As at November 1, 2020, the total outstanding undrawn loan commitments that are potentially subject to the transition with a maturity date beyond December 31, 2021 are estimated to be $53.1 billion, including $52.1 billion which can be drawn in USD LIBOR and $1.0 billion which can be drawn in GBP LIBOR.

(3)	For cross currency swaps for which both legs reference benchmark rates that are subject to transition, the relevant notional amount for each leg has been included in the table above.
(4)	Includes exposures indexed to JPY LIBOR, CHF LIBOR and EUR LIBOR.
(5)
On March 5, 2021, the announcement made by the FCA and IBA resulted in the revision of the final cessation date of most USD LIBOR tenors to June 30, 2023 from December 31, 2021. As at April 30, 2021 (which is the end of the quarter during which this announcement was made), our USD LIBOR exposure excluding undrawn commitments, with a maturity date beyond June 30, 2023 was approximately $614.9 billion. In addition, undrawn loan commitments which can potentially be drawn in USD LIBOR with a maturity date beyond June 30, 2023 were approximately $31.1 billion.

Conceptual Framework for Financial Reporting (Conceptual Framework)
The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. As a result, CIBC adopted the Conceptual Framework as at November 1, 2020.
There was no impact to our interim consolidated financial statements and no changes in our accounting policies as a result of adopting the Conceptual Framework.
(b)    Future accounting policy changes
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2020 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2021.
Note 2.    Impact of COVID-19
Global economic activity has accelerated this year, although the COVID-19 pandemic, fueled by a more contagious variant, continues to be a headwind to the pace of that recovery. Restrictions imposed by governments around the world to limit the impact of the infection have eased significantly in some jurisdictions, but continue to impact global supply chains and international travel. The economic impact of the COVID-19 pandemic will ultimately depend on vaccine adoption rates and the extent to which the vaccines will be effective at controlling both existing and emerging variants of the virus, and the ability of governments, businesses and health-care systems to effectively limit the current and future resurgences of the virus, including its variants, without resorting to broad economic closures. As a result, we continue to operate in an uncertain macroeconomic environment.
Impact on estimates and assumptions
As disclosed in our 2020 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs.
Further, the COVID-19 pandemic continues to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to the allowance for credit losses.
During the nine months ended July 31, 2021, improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing expected credit losses (ECLs) relative to the increases recognized in 2020 as a result of the onset of the COVID-19 pandemic. Significant

48	CIBC THIRD QUARTER 2021

judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumption that the vaccination programs will be able to effectively respond to the new and emerging variants and that government will respond to a likely fourth wave of the virus with targeted health measures rather than broader economic closures
.
Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 6 to our consolidated financial statements in our 2020 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance, including the impact of COVID-19.
Note 3.    Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2021	Financial assets
Jul. 31	Cash and deposits with banks	$50,047	$249	$–	$–	$50,296	$50,296	$–
	Securities	33,665	71,992	62	51,759	157,478	157,969	491
	Cash collateral on securities borrowed	13,296	–	–	–	13,296	13,296	–
	Securities purchased under resale agreements	55,818	7,092	–	–	62,910	62,910	–
	Loans
	Residential mortgages	244,732	14	–	–	244,746	245,465	719
	Personal	40,424	–	–	–	40,424	40,452	28
	Credit card	10,353	–	–	–	10,353	10,353	–
	Business and government	117,510	24,940	377	–	142,827	142,928	101
	Derivative instruments	–	34,360	–	–	34,360	34,360	–
	Customers’ liability under acceptances	10,817	–	–	–	10,817	10,817	–
	Other assets	18,617	–	–	–	18,617	18,617	–
	Financial liabilities
	Deposits
	Personal	$202,959	$–	$7,724	$–	$210,683	$210,806	$123
	Business and government	322,773	–	10,201	–	332,974	334,159	1,185
	Bank	18,708	–	–	–	18,708	18,708	–
	Secured borrowings	39,594	–	1,010	–	40,604	41,070	466
	Derivative instruments	–	29,291	–	–	29,291	29,291	–
	Acceptances	10,879	–	–	–	10,879	10,879	–
	Obligations related to securities sold short	–	21,815	–	–	21,815	21,815	–
	Cash collateral on securities lent	3,611	–	–	–	3,611	3,611	–
	Obligations related to securities sold under repurchase agreements (1)	57,718	–	6,915	–	64,633	64,633	–
	Other liabilities	15,552	120	7	–	15,679	15,679	–
	Subordinated indebtedness	5,653	–	–	–	5,653	5,929	276
2020	Financial assets
Oct. 31	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281
(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

CIBC THIRD QUARTER 2021	49

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2021 Jul. 31	2020 Oct. 31	2021 Jul. 31	2020 Oct. 31	2021 Jul. 31	2020 Oct. 31	2021 Jul. 31	2020 Oct. 31
Financial assets
Deposits with banks	$–	$–	$249	$948	$–	$–	$249	$948
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	4,227	3,917	24,875 (1)	25,091 (1)	–	–	29,102	29,008
Corporate equity	36,789	27,919	210	47	6	16	37,005	27,982
Corporate debt	–	–	3,162	3,525	2	25	3,164	3,550
Mortgage- and asset-backed	–	–	2,651 (2)	2,018 (2)	132	135	2,783	2,153
	41,016	31,836	30,898	30,681	140	176	72,054	62,693

Loans mandatorily measured and designated at FVTPL
Business and government	–	–	24,273	23,022	1,044 (3)	626 (3)	25,317	23,648
Residential mortgages	–	–	14	63	–	–	14	63
	–	–	24,287	23,085	1,044	626	25,331	23,711

Debt securities measured at FVOCI
Government issued or guaranteed	3,545	3,912	37,848	41,269	–	–	41,393	45,181
Corporate debt	–	–	7,352	6,224	–	–	7,352	6,224
Mortgage- and asset-backed	–	–	2,235	2,563	–	–	2,235	2,563
	3,545	3,912	47,435	50,056	–	–	50,980	53,968

Equity securities designated at FVOCI
Corporate equity	106	41	305	304	368	240	779	585

Securities purchased under resale agreements
measured at FVTPL	–	–	7,092	7,505	–	–	7,092	7,505
Derivative instruments
Interest rate	–	4	9,625	12,793	34	48	9,659	12,845
Foreign exchange	–	–	11,514	11,462	–	–	11,514	11,462
Credit	–	–	4	8	58	98	62	106
Equity	5,233	3,153	1,855	1,791	103	212	7,191	5,156
Precious metal	–	–	201	283	–	–	201	283
Other commodity	330	271	5,403	2,607	–	–	5,733	2,878
	5,563	3,428	28,602	28,944	195	358	34,360	32,730
Total financial assets	$50,230	$39,217	$138,868	$141,523	$1,747	$1,400	$190,845	$182,140
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(18,410)	$(13,176)	$(652)	$4	$(19,062)	$(13,172)
Obligations related to securities sold short	(7,065)	(5,363)	(14,750)	(10,600)	–	–	(21,815)	(15,963)
Obligations related to securities sold under
repurchase agreements	–	–	(6,915)	(17,036)	–	–	(6,915)	(17,036)
Derivative instruments
Interest rate	–	–	(7,875)	(9,964)	(87)	(28)	(7,962)	(9,992)
Foreign exchange	–	–	(9,805)	(10,883)	–	–	(9,805)	(10,883)
Credit	–	–	(45)	(41)	(63)	(107)	(108)	(148)
Equity	(3,817)	(3,537)	(5,098)	(3,288)	(233)	(163)	(9,148)	(6,988)
Precious metal	–	–	(153)	(366)	–	–	(153)	(366)
Other commodity	(650)	(325)	(1,465)	(1,806)	–	–	(2,115)	(2,131)
	(4,467)	(3,862)	(24,441)	(26,348)	(383)	(298)	(29,291)	(30,508)
Total financial liabilitie s	$(11,532)	$(9,225)	$(64,516)	$(67,160)	$(1,035)	$(294)	$(77,083)	$(76,679)
(1)	Includes $51 million related to securities designated at FVTPL (October 31, 2020: $57 million).
(2)	Includes $11 million related to asset-backed securities designated at FVTPL (October 31, 2020: $60 million).
(3)	Includes $377 million related to loans designated at FVTPL (October 31, 2020: $357 million).
(4)
Comprises deposits designated at FVTPL of $18,171 million (October 31, 2020: $13,419 million), net bifurcated embedded derivative liabilities of $764 million (net bifurcated embedded derivative assets of $389 million as at October 31, 2020), other liabilities designated at FVTPL of $7 million (October 31, 2020: $9 million), and other financial liabilities measured at fair value of $120 million (October 31, 2020: $133 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2021, we transferred $82 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and no transfer from Level 2 to Level 1, and
$4,473
million of securities sold short from Level 1 to Level 2 and no transfer from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2021, $76 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $21 million from Level 2 to Level 1, and
 $578 million of securities sold short were transferred from Level 1 to Level 2 and $69 million from Level 2 to Level 1; for the quarter ended July 31, 2020, $2,153 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $105 million from Level 2 to Level 1, and $972 million of securities sold short were transferred from Level 1 to Level 2 and no transfer from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2021, April 30, 2021, and July 31, 2020, primarily due to changes in the assessment of the observability of certain correlation, market volatility and probability inputs that were used in measuring the fair value of our fair value option liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

50	CIBC THIRD QUARTER 2021

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$–	$–	$–	$–	$–	$(1)	$6
Corporate debt	–	–	–	–	–	–	2	–	2
Mortgage- and asset-backed	144	–	–	–	–	–	–	(12)	132
Loans mandatorily measured and designated at FVTPL
Business and government	996	–	1	15	–	–	53	(21)	1,044
Debt securities measured at FVOCI
Corporate debt	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	288	–	–	24	–	–	84	(28)	368
Derivative instruments
Interest rate	38	–	11	–	–	–	2	(17)	34
Foreign exchange	8	–	–	–	–	(8)	–	–	–
Credit	57	(1)	2	–	–	–	–	–	58
Equity	66	–	23	–	–	(9)	17	6	103
Total assets	$1,604	$(1)	$37	$39	$–	$(17)	$158	$(73)	$1,747
Deposits and other liabilities (5)	$(601)	$12	$(184)	$–	$–	$9	$(7)	$119	$(652)
Derivative instruments
Interest rate	(218)	–	134	–	–	9	–	(12)	(87)
Credit	(62)	1	(2)	–	–	–	–	–	(63)
Equity	(184)	–	(46)	–	–	1	(24)	20	(233)
Total liabilities	$(1,065)	$13	$(98)	$–	$–	$19	$(31)	$127	$(1,035)
Apr. 30, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$19	$–	$(6)	$–	$–	$–	$23	$(29)	$7
Corporate debt	30	–	8	–	–	–	–	(38)	–
Mortgage- and asset-backed	102	–	–	–	–	–	44	(2)	144
Loans mandatorily measured and designated at FVTPL
Business and government	879	–	(1)	(33)	–	–	180	(29)	996
Debt securities measured at FVOCI
Corporate debt	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	269	–	–	17	–	–	10	(8)	288
Derivative instruments
Interest rate	45	–	(8)	–	–	–	1	–	38
Foreign exchange	–	–	16	–	(8)	–	–	–	8
Credit	101	(6)	(38)	–	–	–	–	–	57
Equity	61	–	–	–	–	(1)	6	–	66
Total assets	$1,506	$(6)	$(29)	$(16)	$(8)	$(1)	$264	$(106)	$1,604
Deposits and other liabilities (5)	$(367)	$6	$(257)	$–	$(13)	$(3)	$(38)	$71	$(601)
Derivative instruments
Interest rate	(74)	–	(90)	–	(28)	–	(29)	3	(218)
Credit	(113)	6	44	–	–	–	–	1	(62)
Equity	(137)	–	(62)	–	–	8	(15)	22	(184)
Total liabilities	$(691)	$12	$(365)	$–	$(41)	$5	$(82)	$97	$(1,065)
Jul. 31, 2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$–	$–	$–	$–	$–	$–	$7
Corporate debt	25	–	1	–	–	–	–	–	26
Mortgage- and asset-backed	278	–	–	–	–	–	–	(141)	137
Loans mandatorily measured at FVTPL
Business and government	918	–	–	(16)	–	–	452	(485)	869
Debt securities measured at FVOCI
Corporate debt	18	–	–	–	–	–	–	(18)	–
Equity securities designated at FVOCI
Corporate equity	243	–	22	–	–	–	10	–	275
Derivative instruments
Interest rate	76	–	(4)	–	–	–	3	(34)	41
Credit	105	(1)	(4)	–	–	–	–	–	100
Equity	221	–	16	–	–	–	8	–	245
Total assets	$1,891	$(1)	$31	$(16)	$–	$–	$473	$(678)	$1,700
Deposits and other liabilities (5)	$157	$–	$(97)	$–	$(1)	$(30)	$(20)	$6	$15
Derivative instruments
Interest rate	–	–	(7)	–	–	–	–	2	(5)
Credit	(113)	1	4	–	–	–	–	–	(108)
Equity	(111)	–	(33)	–	–	–	(21)	9	(156)
Total liabilities	$(67)	$1	$(133)	$–	$(1)	$(30)	$(41)	$17	$(254)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $95

million (April 30, 2021: $13 million; July 31, 2020: $140
million), net bifurcated embedded derivative liabilities of
$550 million (April 30, 2021: net bifurcated embedded derivative liabilities of $562 million; July 31, 2020: net bifurcated embedded derivative assets of $155 million) and other liabilities designated at FVTPL of $7 million (April 30, 2021: $26 million; July 31, 2020: nil).

CIBC THIRD QUARTER 2021	51

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2021
Securities mandatorily measured and designated at FVTPL
Corporate equity	$16	$–	$(3)	$–	$–	$–	$23	$(30)	$6
Corporate debt	25	–	13	–	–	–	2	(38)	2
Mortgage- and asset-backed	135	–	–	–	–	–	44	(47)	132
Loans mandatorily measured and designated at FVTPL
Business and government	626	–	–	(43)	–	–	511	(50)	1,044
Debt securities measured at FVOCI
Corporate debt	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	240	–	–	60	–	–	111	(43)	368
Derivative instruments
Interest rate	48	–	(1)	–	–	–	3	(16)	34
Foreign exchange	–	–	16	–	(8)	(8)	–	–	–
Credit	98	(13)	(27)	–	–	–	–	–	58
Equity	212	–	38	–	–	(10)	23	(160)	103
Total assets	$1,400	$(13)	$36	$17	$(8)	$(18)	$717	$(384)	$1,747
Deposits and other liabilities (5)	$4	$18	$(828)	$–	$(15)	$1	$(47)	$215	$(652)
Derivative instruments
Interest rate	(28)	–	(3)	–	(28)	9	(29)	(8)	(87)
Credit	(107)	13	34	–	–	–	–	(3)	(63)
Equit y	(163)	–	(152)	–	–	9	(39)	112	(233)
Total liabilities	$(294)	$31	$(949)	$–	$(43)	$19	$(115)	$316	$(1,035)
Jul. 31, 2020
Securities mandatorily measured and designated at FVTPL
Corporate equity	$7	$–	$(7)	$–	$7	$–	$–	$–	$7
Corporate debt	23	–	3	–	–	–	–	–	26
Mortgage- and asset-backed	173	–	–	–	–	–	118	(154)	137
Loans mandatorily measured at FVTPL
Business and government	831	–	–	5	–	–	1,026	(993)	869
Debt securities measured at FVOCI
Corporate debt	–	–	–	(3)	20	–	1	(18)	–
Equity securities designated at FVOCI
Corporate equity	291	–	22	5	–	–	30	(73)	275
Derivative instruments
Interest rate	56	–	20	–	–	–	4	(39)	41
Credit	104	(6)	2	–	–	–	–	–	100
Equity	252	–	(8)	–	–	–	53	(52)	245
Total assets	$1,737	$(6)	$32	$7	$27	$–	$1,232	$(1,329)	$1,700
Deposits and other liabilities (5)	$(601)	$–	$530	$–	$(44)	$30	$(69)	$169	$15
Derivative instruments
Interest rate	(1)	–	(9)	–	–	–	–	5	(5)
Credit	(112)	6	(2)	–	–	–	–	–	(108)
Equity	(155)	–	22	–	–	–	(60)	37	(156)
Total liabilities	$(869)	$6	$541	$–	$(44)	$30	$(129)	$211	$(254)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $95 million (July 31, 2020: $140 million), net bifurcated embedded derivative liabilities of $550 million (July 31, 2020: net bifurcated embedded derivative assets of $155 million) and other liabilities designated at FVTPL of
$7
million (July 31, 2020:

 nil).

Financial instruments designated at FVTPL (fair value option)
A net gain of $5 million, net of hedges for the three months ended July 31, 2021 (a net gain of $14 million and a net gain of $14 million for the three months ended April 30, 2021 and July 31, 2020, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $38 million, net of hedges for the nine months ended July 31, 2021 was recognized for FVO assets and FVO liabilities (a net gain of $56 million for the nine months ended July 31, 2020).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

52	CIBC THIRD QUARTER 2021

Note 4.    Significant transactions
Sale of FirstCaribbean International Bank Limited
On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB), subject to regulatory approvals, as discussed in Note 4 to the consolidated financial statements included in our 2020 Annual Report.
As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations concerning the likelihood and timing of a potential transaction, we discontinued the application of held for sale accounting of CIBC FirstCaribbean in the fourth quarter of 2020 and recorded a goodwill impairment charge of $220 million. On February 3, 2021, we announced that the proposed sale of CIBC FirstCaribbean to GNB did not receive approval from CIBC FirstCaribbean’s regulators and that the transaction will not proceed.
Note 5.    Securities
Securities

$ millions, as at	2021 Jul. 31	2020 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$50,980	$53,968
Equity securities designated at FVOCI	779	585
Securities measured at amortized cost (1)	33,665	31,800
Securities mandatorily measured and designated at FVTPL	72,054	62,693
	$157,478	$149,046
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2020: nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2021 Jul. 31				2020 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$8,769	$28	$–	$8,797	$11,379	$32	$(2)	$11,409
Other Canadian governments	14,026	151	–	14,177	15,187	128	–	15,315
U.S. Treasury and agencies	12,112	38	(2)	12,148	12,533	63	–	12,596
Other foreign governments	6,242	35	(6)	6,271	5,825	38	(2)	5,861
Mortgage-backed securities	1,649	35	–	1,684	2,320	49	(1)	2,368
Asset-backed securities	552	–	(1)	551	197	–	(2)	195
Corporate debt	7,333	21	(2)	7,352	6,194	31	(1)	6,224
	50,683	308	(11)	50,980	53,635	341	(8)	53,968
Corporate public equity (2)	69	39	–	108	30	15	(3)	42
Corporate private equity	633	76	(38)	671	546	43	(46)	543
	702	115	(38)	779	576	58	(49)	585
	$51,385	$423	$ (49)	$51,759	$54,211	$399	$ (57)	$54,553
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $21 million (October 31, 2020: $22 million).
(2)	Includes restricted stock.
The fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2021 was $17 million (nil and nil for the three months ended April 30, 2021 and July 31, 2020, respectively) and $24 million for the nine months ended July 31, 2021 (July 31, 2020: nil).
Net realized cumulative after-tax gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of $14 million were reclassified from AOCI to retained earnings for the three months ended July 31, 2021 ($1 million and nil for the three months ended April 30, 2021 and July 31, 2020, respectively) and $18 million for the nine months ended July 31, 2021 (July 31, 2020: $31 million).
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2021 was $1 million ($1 million and $1 million for the three months ended April 30, 2021 and July 31, 2020, respectively) and $3 million for the nine months ended July 31, 2021 (July 31, 2020: $6 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2021 was nil (nil and nil for the three months ended April 30, 2021 and July 31, 2020, respectively) and nil for the nine months ended July 31, 2021 (July 31, 2020: nil).

CIBC THIRD QUARTER 2021	53

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2021	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$4	$–		$18
	Provision for (reversal of) credit losses (1)	2	–	–		2
	Write-offs	–	–	–		–
	Foreign exchange and other	1	–	–		1
	Balance at end of period	$17	$4	$–		$21
2021	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$17	$3	$–		$20
	Provision for (reversal of) credit losses (1)	(2)	1	–		(1)
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	–		(1)
	Balance at end of period	$14	$4	$–		$18
2020	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$19	$6	$7		$32
	Provision for (reversal of) credit losses (1)(2)	1	(1)	1		1
	Write-offs	–	–	–		–
	Foreign exchange and other	(1)	–	(8	) (3)	(9)
	Balance at end of period	$19	$5	$–		$24
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)
Excludes stage 3 provisions for credit loss of $1 million for the three months ended July 31, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

(3)
Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the nine months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2021	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$18	$4	$–		$22
	Provision for (reversal of) credit losses (1)	(1)	–	–		(1)
	Write-offs	–	–	–		–
	Foreign exchange and other	–	–	–		–
	Balance at end of period	$17	$4	$–		$21
2020	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$3	$6		$23
	Provision for (reversal of) credit losses (1)(2)	5	3	1		9
	Write-offs	–	–	–		–
	Foreign exchange and other	–	(1)	(7	) (3)	(8)
	Balance at end of period	$19	$5	$–		$24
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.
(2)
Excludes stage 3 provisions for credit loss of $14 million for the nine months ended July 31, 2020 for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

(3)
Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

54	CIBC THIRD QUARTER 2021

Note 6. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2021 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$60	$119	$171	$350
Originations net of repayments and other derecognitions	3	(3)	(9)	(9)
Changes in model	2	(10)	6	(2)
Net remeasurement (1)	(48)	11	3	(34)
Transfers (1)
– to 12-month ECL	39	(36)	(3)	–
– to lifetime ECL performing	(2)	6	(4)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Provision for (reversal of) credit losses (2)	(6)	(34)	(5)	(45)
Write-offs	–	–	(7)	(7)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	1	1	3	5
Balance at end of period	$55	$86	$158	$299
Personal
Balance at beginning of period	$155	$495	$115	$765
Originations net of repayments and other derecognitions	7	(7)	(3)	(3)
Changes in model	(4)	(1)	2	(3)
Net remeasurement (1)	(46)	130	41	125
Transfers (1)
– to 12-month ECL	61	(60)	(1)	–
– to lifetime ECL performing	(13)	16	(3)	–
– to lifetime ECL credit-impaired	–	(7)	7	–
Provision for (reversal of) credit losses (2)	5	71	43	119
Write-offs	–	–	(67)	(67)
Recoveries	–	–	19	19
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	1	–	–	1
Balance at end of period	$161	$566	$109	$836
Credit card
Balance at beginning of period	$163	$451	$–	$614
Originations net of repayments and other derecognitions	–	(12)	–	(12)
Changes in model	–	–	–	–
Net remeasurement (1)	(77)	63	17	3
Transfers (1)
– to 12-month ECL	83	(83)	–	–
– to lifetime ECL performing	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(43)	43	–
Provision for (reversal of) credit losses (2)	–	(69)	60	(9)
Write-offs	–	–	(92)	(92)
Recoveries	–	–	32	32
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$163	$382	$–	$545
Business and government
Balance at beginning of period	$370	$619	$620	$1,609
Originations net of repayments and other derecognitions	2	(7)	(24)	(29)
Changes in model	(12)	(26)	1	(37)
Net remeasurement (1)	(103)	(42)	47	(98)
Transfers (1)
– to 12-month ECL	40	(30)	(10)	–
– to lifetime ECL performing	(19)	26	(7)	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (2)	(92)	(82)	10	(164)
Write-offs	–	–	(99)	(99)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(6)	(6)
Foreign exchange and other	2	6	15	23
Balance at end of period	$280	$543	$543	$1,366
Total ECL allowance (3)	$659	$1,577	$810	$3,046
Comprises:
Loans	$593	$1,526	$807	$2,926
Undrawn credit facilities and other off-balance sheet exposures (4)	66	51	3	120
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $15 million as at July 31, 2021 (April 30, 2021: $15 million; July 31, 2020: $16 million), $13 million of which was a stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (April 30, 2021: $13 million; July 31, 2020: $14 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.

CIBC THIRD QUARTER 2021	55

$ millions, as at or for the three months ended	2021 Apr. 30				2020 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (5)	Total
Residential mortgages
Balance at beginning of period	$52	$136	$148	$336	$50	$82	$158	$290
Originations net of repayments and other derecognitions	6	(2)	(3)	1	2	(3)	(4)	(5)
Changes in model	–	–	16	16	(1)	3	–	2
Net remeasurement (1)	(25)	13	28	16	(17)	23	21	27
Transfers (1)
– to 12-month ECL	31	(26)	(5)	–	19	(18)	(1)	–
– to lifetime ECL performing	(2)	7	(5)	–	(4)	6	(2)	–
– to lifetime ECL credit-impaired	–	(6)	6	–	–	(3)	3	–
Provision for (reversal of) credit losses (2)	10	(14)	37	33	(1)	8	17	24
Write-offs	–	–	(6)	(6)	–	–	(5)	(5)
Recoveries	–	–	1	1	–	–	2	2
Interest income on impaired loans	–	–	(5)	(5)	–	–	(5)	(5)
Foreign exchange and other	(2)	(3)	(4)	(9)	(1)	(2)	(2)	(5)
Balance at end of period	$60	$119	$171	$350	$48	$88	$165	$301
Personal
Balance at beginning of period	$181	$535	$118	$834	$185	$484	$130	$799
Originations net of repayments and other derecognitions	11	(14)	(2)	(5)	3	(16)	(3)	(16)
Changes in model	(4)	–	(1)	(5)	(2)	28	–	26
Net remeasurement (1)	(98)	49	46	(3)	(63)	121	65	123
Transfers (1)
– to 12-month ECL	75	(73)	(2)	–	76	(75)	(1)	–
– to lifetime ECL performing	(8)	13	(5)	–	(30)	33	(3)	–
– to lifetime ECL credit-impaired	–	(15)	15	–	–	(17)	17	–
Provision for (reversal of) credit losses (2)	(24)	(40)	51	(13)	(16)	74	75	133
Write-offs	–	–	(70)	(70)	–	–	(89)	(89)
Recoveries	–	–	18	18	–	–	15	15
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	(2)	–	(1)	(3)	–	–	1	1
Balance at end of period	$155	$495	$115	$765	$169	$558	$131	$858
Credit card
Balance at beginning of period	$116	$574	$–	$690	$145	$565	$–	$710
Originations net of repayments and other derecognitions	–	(18)	–	(18)	(1)	(10)	–	(11)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(45)	104	26	85	(42)	108	(6)	60
Transfers (1)
– to 12-month ECL	98	(98)	–	–	54	(54)	–	–
– to lifetime ECL performing	(6)	6	–	–	(12)	12	–	–
– to lifetime ECL credit-impaired	–	(117)	117	–	–	(55)	55	–
Provision for (reversal of) credit losses (2)	47	(123)	143	67	(1)	1	49	49
Write-offs	–	–	(174)	(174)	–	–	(78)	(78)
Recoveries	–	–	31	31	–	–	29	29
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$163	$451	$–	$614	$144	$566	$–	$710
Business and government
Balance at beginning of period	$462	$623	$686	$1,771	$474	$517	$521	$1,512
Originations net of repayments and other derecognitions	5	(2)	(3)	–	8	(11)	(5)	(8)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(103)	34	14	(55)	119	86	122	327
Transfers (1)
– to 12-month ECL	42	(36)	(6)	–	28	(25)	(3)	–
– to lifetime ECL performing	(22)	27	(5)	–	(44)	47	(3)	–
– to lifetime ECL credit-impaired	(2)	(13)	15	–	(4)	(44)	48	–
Provision for (reversal of) credit losses (2)	(80)	10	15	(55)	107	53	159	319
Write-offs	–	–	(66)	(66)	–	–	(47)	(47)
Recoveries	–	–	5	5	–	–	2	2
Interest income on impaired loans	–	–	(5)	(5)	–	–	(6)	(6)
Foreign exchange and other	(12)	(14)	(15)	(41)	(13)	(12)	(15)	(40)
Balance at end of period	$370	$619	$620	$1,609	$568	$558	$614	$1,740
Total ECL allowance (3)	$748	$1,684	$906	$3,338	$929	$1,770	$910	$3,609
Comprises:
Loans	$665	$1,629	$906	$3,200	$769	$1,670	$908	$3,347
Undrawn credit facilities and other off-balance sheet exposures (4)	83	55	–	138	160	100	2	262
See previous page for footnote references.

56	CIBC THIRD QUARTER 2021

$ millions, as at or for the nine months ended	2021 Jul. 31				2020 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (5)	Total
Residential mortgages
Balance at beginning of period	$51	$161	$151	$363	$28	$43	$140	$211
Originations net of repayments and other derecognitions	13	(11)	(16)	(14)	5	(8)	(14)	(17)
Changes in model	2	(10)	22	14	(3)	5	–	2
Net remeasurement (1)	(105)	31	53	(21)	(6)	65	68	127
Transfers (1)
– to 12-month ECL	103	(89)	(14)	–	39	(34)	(5)	–
– to lifetime ECL performing	(7)	23	(16)	–	(15)	25	(10)	–
– to lifetime ECL credit-impaired	–	(13)	13	–	–	(7)	7	–
Provision for (reversal of) credit losses (2)	6	(69)	42	(21)	20	46	46	112
Write-offs	–	–	(19)	(19)	–	–	(11)	(11)
Recoveries	–	–	2	2	–	–	4	4
Interest income on impaired loans	–	–	(13)	(13)	–	–	(14)	(14)
Foreign exchange and other	(2)	(6)	(5)	(13)	–	(1)	–	(1)
Balance at end of period	$55	$86	$158	$299	$48	$88	$165	$301
Personal
Balance at beginning of period	$204	$546	$113	$863	$174	$271	$128	$573
Originations net of repayments and other derecognitions	29	(36)	(7)	(14)	20	(38)	(10)	(28)
Changes in model	(7)	–	1	(6)	(35)	100	–	65
Net remeasurement (1)	(254)	263	148	157	(103)	379	210	486
Transfers (1)
– to 12-month ECL	223	(217)	(6)	–	186	(182)	(4)	–
– to lifetime ECL performing	(32)	45	(13)	–	(73)	84	(11)	–
– to lifetime ECL credit-impaired	–	(35)	35	–	–	(56)	56	–
Provision for (reversal of) credit losses (2)	(41)	20	158	137	(5)	287	241	523
Write-offs	–	–	(211)	(211)	–	–	(286)	(286)
Recoveries	–	–	54	54	–	–	50	50
Interest income on impaired loans	–	–	(3)	(3)	–	–	(4)	(4)
Foreign exchange and other	(2)	–	(2)	(4)	–	–	2	2
Balance at end of period	$161	$566	$109	$836	$169	$558	$131	$858
Credit card
Balance at beginning of period	$136	$572	$–	$708	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(1)	(56)	–	(57)	(3)	(55)	–	(58)
Changes in model	–	–	–	–	(6)	59	–	53
Net remeasurement (1)	(210)	284	66	140	(126)	528	77	479
Transfers (1)
– to 12-month ECL	260	(260)	–	–	186	(186)	–	–
– to lifetime ECL performing	(22)	22	–	–	(52)	52	–	–
– to lifetime ECL credit-impaired	–	(180)	180	–	–	(172)	172	–
Provision for (reversal of) credit losses (2)	27	(190)	246	83	(1)	226	249	474
Write-offs	–	–	(336)	(336)	–	–	(332)	(332)
Recoveries	–	–	90	90	–	–	83	83
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$163	$382	$–	$545	$144	$566	$–	$710
Business and government
Balance at beginning of period	$453	$683	$652	$1,788	$239	$158	$378	$775
Originations net of repayments and other derecognitions	24	(32)	(32)	(40)	39	(17)	(15)	7
Changes in model	(12)	(26)	1	(37)	14	(1)	(1)	12
Net remeasurement (1)	(268)	47	179	(42)	404	354	312	1,070
Transfers (1)
– to 12-month ECL	163	(141)	(22)	–	65	(58)	(7)	–
– to lifetime ECL performing	(53)	67	(14)	–	(186)	192	(6)	–
– to lifetime ECL credit-impaired	(4)	(28)	32	–	(4)	(64)	68	–
Provision for (reversal of) credit losses (2)	(150)	(113)	144	(119)	332	406	351	1,089
Write-offs	–	–	(235)	(235)	–	–	(103)	(103)
Recoveries	–	–	11	11	–	–	8	8
Interest income on impaired loans	–	–	(17)	(17)	–	–	(14)	(14)
Foreign exchange and other	(23)	(27)	(12)	(62)	(3)	(6)	(6)	(15)
Balance at end of period	$280	$543	$543	$1,366	$568	$558	$614	$1,740
Total ECL allowance (3)	$659	$1,577	$810	$3,046	$929	$1,770	$910	$3,609
Comprises:
Loans	$593	$1,526	$807	$2,926	$769	$1,670	$908	$3,347
Undrawn credit facilities and other off-balance sheet exposures (4)	66	51	3	120	160	100	2	262
See previous page for footnote references.

CIBC THIRD QUARTER 2021	57

Inputs, assumptions and model techniques
The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in estimating ECLs. See Note 6 to our consolidated financial statements in our 2020 Annual Report for more information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic continued to require a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic. The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at July 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	5.1%	2.3%	6.4%	3.1%	4.0%	1.8%
United States	5.5%	2.4%	6.9%	3.7%	3.3%	1.4%
Unemployment rate
Canada (2)	6.8%	6.1%	6.4%	5.6%	7.4%	6.8%
United States	4.6%	3.9%	4.0%	3.5%	6.1%	5.1%
Canadian Housing Price Index growth (2)	7.9%	4.1%	12.2%	9.8%	3.0%	(2.6)%
Standard and Poor’s (S&P) 500 Index growth rate	9.8%	4.1%	14.8%	8.4%	2.0%	(2.3)%
West Texas Intermediate Oil Price (US$)	$65	$64	$71	$76	$49	$50

	Base case		Upside case		Downside case
As at April 30, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	5.3%	2.5%	7.0%	3.3%	3.4%	1.7%
United States	5.6%	2.8%	7.2%	3.9%	2.2%	1.0%
Unemployment rate
Canada (2)	7.2%	6.1%	6.7%	5.4%	8.4%	7.0%
United States	4.9%	4.0%	4.4%	3.3%	7.1%	6.3%
Canadian Housing Price Index growth (2)	4.7%	4.0%	8.5%	5.6%	(2.8)%	1.4%
S&P 500 Index growth rate	5.0%	5.0%	10.7%	8.8%	(7.2)%	(5.8)%
West Texas Intermediate Oil Price (US$)	$59	$61	$70	$75	$46	$48

	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39
(1)	The remaining forecast period is generally two to four years.
(2)
National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at July 31, 2021, April 30, 2021, and October 31, 2020, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the recovery currently underway from the severe downturn experienced in the second calendar quarter of 2020. As at July 31, 2021, our underlying base case projection for Canada continues to be characterized by faster growth in the second half of calendar 2021 as our outlook assumes that effective mass vaccinations will further progress over the late summer and fall and that the vaccination programs will be able to effectively respond to the new and emerging variants and that governments will respond to a likely fourth wave of the virus with targeted health measures rather than broader economic closures. Our base case projection continues to assume that economic activity will return to the pre-COVID-19 levels in Canada in the second half of calendar 2021, and that the unemployment rate will reach pre-pandemic levels in mid-to-late 2022. Due to the faster initial rollout of mass vaccinations in the U.S. relative to Canada and the relatively quicker end to large scale lockdowns, our base case continues to assume that the U.S. will experience full economic recovery before Canada.
The downside case forecast continues to reflect a recovery from the severe low experienced in the second calendar quarter of 2020, but to a lower level of sustained economic activity. Meanwhile, the upside scenario continues to reflect a quicker recovery with the pre-pandemic level of activity reached in the third calendar quarter of 2021 and continuing at a higher trend level than the base case thereafter.

58	CIBC THIRD QUARTER 2021

While vaccination rates continue to increase across much of the world, uncertainty remains about how quickly a large enough majority of the population can be effectively immunized to reduce subsequent rates of infection and how effectively the vaccination programs can respond to the emergence of new and more infectious variants of the virus, including the Delta variant. As a result, we utilized management overlays in the measurement of our ECL allowances to reflect the risk that macroeconomic conditions could unfold in a manner that is more pessimistic than what is assumed in our downside scenario if vaccinations are not effective against the new variants, or if sustained widespread economic closures are reintroduced in response to the fourth or other subsequent waves of the virus.
The graphs below compare the actual and forecasted base case real GDP levels in Canada and the U.S. on a calendar quarter basis to the forecasts from the second quarter of 2021 for the forecasted periods through 2022:

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. Assumptions concerning the timing and effectiveness of mass vaccination programs to control the spread of COVID-19 and its new and more infectious variants such that severe restrictions will no longer need to be imposed by governments to limit the impact of subsequent waves of infection are material to these forecasts.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $222 million lower than the recognized ECL as at July 31, 2021 (October 31, 2020: $204 million). If we were to only use the downside case scenario presented in the tables above for the measurement of ECL for our performing loans, our ECL allowance would be $239 million higher than the recognized ECL as at July 31, 2021 (October 31, 2020: $938 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC THIRD QUARTER 2021	59

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of default (PD) under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2020 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at				2021 Jul. 31				2020 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Residential mortgages
– Exceptionally low	$168,629	$3	$–	$168,632	$146,139	$2	$–	$146,141
– Very low	51,551	653	–	52,204	45,678	1,166	–	46,844
– Low	11,827	3,408	–	15,235	12,491	6,042	–	18,533
– Medium	288	4,685	–	4,973	232	4,924	–	5,156
– High	–	832	–	832	–	1,054	–	1,054
– Default	–	–	469	469	–	–	654	654
– Not rated	2,075	444	181	2,700	1,810	818	155	2,783
Gross residential mortgages (3)(4)	234,370	10,025	650	245,045	206,350	14,006	809	221,165
ECL allowance	55	86	158	299	51	161	151	363
Net residential mortgages	234,315	9,939	492	244,746	206,299	13,845	658	220,802
Personal
– Exceptionally low	20,040	–	–	20,040	23,302	–	–	23,302
– Very low	4,004	149	–	4,153	1,618	157	–	1,775
– Low	8,661	2,456	–	11,117	8,662	2,497	–	11,159
– Medium	1,354	2,656	–	4,010	1,265	2,768	–	4,033
– High	264	838	–	1,102	331	769	–	1,100
– Default	–	–	110	110	–	–	140	140
– Not rated	575	71	53	699	513	159	41	713
Gross personal (4)	34,898	6,170	163	41,231	35,691	6,350	181	42,222
ECL allowance	140	558	109	807	179	540	113	832
Net personal	34,758	5,612	54	40,424	35,512	5,810	68	41,390
Credit card
– Exceptionally low	3,552	–	–	3,552	3,285	–	–	3,285
– Very low	1,388	–	–	1,388	1,388	–	–	1,388
– Low	2,253	–	–	2,253	2,340	–	–	2,340
– Medium	2,237	987	–	3,224	1,778	1,973	–	3,751
– High	–	323	–	323	–	472	–	472
– Default	–	–	–	–	–	–	–	–
– Not rated	121	9	–	130	135	18	–	153
Gross credit card	9,551	1,319	–	10,870	8,926	2,463	–	11,389
ECL allowance	154	363	–	517	125	542	–	667
Net credit card	9,397	956	–	10,353	8,801	1,921	–	10,722
Business and government (5)
– Investment grade	61,144	591	–	61,735	50,691	307	–	50,998
– Non-investment grade	84,102	4,740	–	88,842	80,471	7,319	–	87,790
– Watchlist	60	2,964	–	3,024	447	4,291	–	4,738
– Default	–	–	1,088	1,088	–	–	1,359	1,359
– Not rated	229	29	–	258	218	49	–	267
Gross business and government (3)(6)	145,535	8,324	1,088	154,947	131,827	11,966	1,359	145,152
ECL allowance	244	519	540	1,303	380	648	650	1,678
Net business and government	145,291	7,805	548	153,644	131,447	11,318	709	143,474
Total net amount of loans	$423,761	$24,312	$1,094	$449,167	$382,059	$32,894	$1,435	$416,388
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $21 million (October 31, 2020: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $15 million were recognized as at July 31, 2021 (October 31, 2020: $16 million), $13 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2020: $14 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at July 31, 2021 and October 31, 2020. Financial assets other than loans that are classified as amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $23 million (October 31, 2020: $23 million) which were included in Other assets on our interim consolidated balance sheet.
(3)	Includes $14 million (October 31, 2020: $63 million) of residential mortgages and $24,940 million (October 31, 2020: $23,291 million) of business and government loans that are measured at FVTPL.
(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Certain prior period amounts were restated.
(6)	Includes customers’ liability under acceptances of $10,817 million (October 31, 2020: $9,606 million).

60	CIBC THIRD QUARTER 2021

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2021 Jul. 31				2020 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$135,074	$7	$–	$135,081	$124,690	$8	$–	$124,698
– Very low	7,619	137	–	7,756	6,632	137	–	6,769
– Low	8,620	569	–	9,189	8,703	416	–	9,119
– Medium	934	554	–	1,488	909	692	–	1,601
– High	78	464	–	542	263	503	–	766
– Default	–	–	34	34	–	–	28	28
– Not rated	411	9	–	420	411	23	–	434
Gross retail	152,736	1,740	34	154,510	141,608	1,779	28	143,415
ECL allowance	30	27	–	57	36	36	–	72
Net retail	152,706	1,713	34	154,453	141,572	1,743	28	143,343
Business and government (1)
– Investment grade	103,938	279	–	104,217	89,883	149	–	90,032
– Non-investment grade	56,963	1,605	–	58,568	55,910	3,679	–	59,589
– Watchlist	13	925	–	938	91	1,665	–	1,756
– Default	–	–	88	88	–	–	129	129
– Not rated	596	31	–	627	795	41	–	836
Gross business and government	161,510	2,840	88	164,438	146,679	5,534	129	152,342
ECL allowance	36	24	3	63	73	35	2	110
Net business and government	161,474	2,816	85	164,375	146,606	5,499	127	152,232
Total net undrawn credit facilities and other off-balance sheet exposures	$314,180	$4,529	$119	$318,828	$288,178	$7,242	$155	$295,575
(1)	Certain prior period amounts were restated.
Note 7.    Deposits
(1)(2)

$ millions, as at				2021 Jul. 31	2020 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$15,837	$143,613	$51,233	$210,683	$202,152
Business and government (7)(8)	94,920	82,168	155,886	332,974	311,426
Bank	9,208	214	9,286	18,708	17,011
Secured borrowings (9)	–	–	40,604	40,604	40,151
	$119,965	$225,995	$257,009	$602,969	$570,740
Comprised of:
Held at amortized cost				$584,798	$557,321
Designated at fair value				18,171	13,419
				$602,969	$570,740
Total deposits include (10) :
Non-interest-bearing deposits
Canada				$84,679	$71,122
U.S.				15,089	13,833
Other international				5,502	5,798
Interest-bearing deposits
Canada				399,436	389,439
U.S.				72,828	66,399
Other international				25,435	24,149
				$602,969	$570,740
(1)
Includes deposits of $207.7 billion (October 31, 2020: $185.2 billion) denominated in U.S. dollars and deposits of $34 billion (October 31, 2020: $30.2 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $3.4 billion (October 31, 2020: $3.1 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $30.6

billion (October 31, 2020: $19.9

billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $300 million (October 31, 2020: $303 million) of Notes issued to CIBC Capital Trust.
(8)	Includes structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.
(9)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.
Note 8.    Subordinated indebtedness
On January 26, 2021, we redeemed all $1.0 billion of our 3.42% Debentures due January 26, 2026. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
On April 19, 2021, we issued $1.0 billion principal amount of 1.96% Debentures due April 21, 2031 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 1.96% per annum (paid semi-annually) until April 21, 2026, and at three-month CDOR plus 0.56% per annum (paid quarterly) thereafter until maturity on April 21, 2031.

CIBC THIRD QUARTER 2021	61

Note 9.    Share capital
Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares		2021 Jul. 31		2021 Apr. 30		2020 Jul. 31		2021 Jul. 31		2020 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	449,093,126	$ 14,130	447,849,605	$13,991	445,133,356	$13,722	447,085,329	$ 13,908	445,341,675	$13,591
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	479,170	50	643,481	66	40,146	4	1,417,277	145	586,503	63
Shareholder investment plan	227,896	33	259,931	33	416,078	39	781,991	98	1,204,873	111
Employee share purchase plan	292,863	41	309,137	37	433,769	38	948,076	116	1,134,732	108
	450,093,055	$ 14,254	449,062,154	$14,127	446,023,349	$13,803	450,232,673	$ 14,267	448,267,783	$13,873
Purchase of common shares for cancellation	–	–	–	–	–	–	–	–	(2,208,600)	(68)
Treasury shares	(11,328)	(2)	30,972	3	(14,461)	(3)	(150,946)	(15)	(50,295)	(5)
Balance at end of period	450,081,727	$ 14,252	449,093,126	$14,130	446,008,888	$13,800	450,081,727	$ 14,252	446,008,888	$13,800
(1)	Includes the settlement of contingent consideration related to prior acquisitions.
Regulatory capital and leverage ratios
Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2021 Jul. 31	2020 Oct. 31
Common Equity Tier 1 (CET1) capital (1)		$33,095	$30,876
Tier 1 capital	A	36,940	34,775
Total capital		42,902	40,969

Total risk-weighted assets (RWA)		268,999	254,871

CET1 ratio		12.3%	12.1%
Tier 1 capital ratio		13.7%	13.6%
Total capital ratio		16.0%	16.1%
Leverage ratio exposure (2)	B	$795,642	$741,760
Leverage ratio	A/B	4.6%	4.7%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until fiscal 2022.

(2)
Includes the impact of regulatory flexibility provided by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets. While the treatment specified by OSFI currently permits these items to be excluded from the leverage ratio exposure measure, the exclusion will no longer be available for sovereign-issued securities after December 31, 2021.

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the Basel Committee on Banking Supervision.
CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to
1.0%
of RWA. OSFI also currently expects D-SIBs to hold an additional
1.0%
Domestic Stability Buffer (DSB), which results in current targets, including all buffer requirements, for the
CET1,
Tier
 1
 and Total capital ratios of
 9.0%, 10.5%, and 12.5%,

respectively. The DSB will be increased to 2.5% effective October 31, 2021, which will increase each of the target ratios by 1.5%. These targets may be higher for certain institutions at OSFI’s discretion.
During the quarter ended July 31, 2021, we have complied with OSFI’s regulatory capital requirements.
Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$69	$70	$69	$2	$2	$3	$210	$207	$6	$10
Past service cost (1)	–	–	–	–	–	–	–	(32)	–	(1)
Net interest (income) expense	(4)	(4)	(2)	4	4	5	(12)	(7)	12	15
Special termination benefits (1)	–	–	–	–	–	–	–	9	–	–
Plan administration costs	2	2	2	–	–	–	6	6	–	–
Net defined benefit plan expense recognized in net income	$67	$68	$69	$6	$6	$8	$204	$183	$18	$24
(1)	Includes amounts related to the restructuring recognized in 2020.

62	CIBC THIRD QUARTER 2021

Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Defined contribution pension plans	$8	$13	$9	$32	$26
Government pension plans (1)	35	38	34	109	106
Total defined contribution plan expense	$43	$51	$43	$141	$132
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(314)	$674	$(762)	$(18)	$37	$(49)	$420	$(703)	$22	$(48)
Net actuarial gains (losses) on plan assets	519	(267)	525	–	–	–	459	662	–	–
Changes in asset ceiling excluding interest income	(1)	–	1	–	–	–	(1)	(1)	–	–
Net remeasurement gains (losses) recognized in OCI	$204	$407	$(236)	$(18)	$37	$(49)	$878	$(42)	$22	$(48)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, CIBC entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the “U.S. deduction”). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend Received Deduction
The CRA has reassessed CIBC approximately $1,420 million of additional income tax by denying the tax deductibility of certain 2011 to 2016 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
Note 12.    Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2021 Jul. 31	2021 Apr. 30	2020 Jul. 31	2021 Jul. 31	2020 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,725	$1,647	$1,170	$4,993	$2,775
Less: Preferred share dividends and distributions on other equity instruments	30	51	31	111	92
Net income attributable to common shareholders	$1,695	$1,596	$1,139	$4,882	$2,683
Weighted-average common shares outstanding (thousands)	449,590	448,455	445,416	448,442	445,137
Basic earnings per share	$3.77	$3.56	$2.56	$10.89	$6.03
Diluted earnings per share
Net income attributable to common shareholders	$1,695	$1,596	$1,139	$4,882	$2,683
Weighted-average common shares outstanding (thousands)	449,590	448,455	445,416	448,442	445,137
Add: Stock options potentially exercisable (1) (thousands)	1,322	796	294	901	378
Add: Equity-settled consideration (thousands)	236	94	184	169	196
Weighted-average diluted common shares outstanding (thousands)	451,148	449,345	445,894	449,512	445,711
Diluted earnings per share	$3.76	$3.55	$2.55	$10.86	$6.02
(1)
Excludes average options outstanding of nil (April 30, 2021: nil; July 31, 2020: 4,839,980) with a weighted-average exercise price of nil (April 30, 2021: nil; July 31, 2020: $108.08) for the quarter ended July 31, 2021, and average options outstanding of nil (July 31, 2020: 4,387,057) with a weighted-average price of nil (July 31, 2020: $109.47) for the nine months ended July 31, 2021, as the options’ exercise prices were less than the average market price of CIBC’s common shares.

CIBC THIRD QUARTER 2021	63

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2020 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at July 31, 2021. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2021, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2020 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
The following developments related to our significant legal proceedings occurred since the issuance of our 2020 annual consolidated financial statements:
•
Credit card class actions
–
Interchange fees litigation
: Five of the seven actions have been settled subject to court approval. The motions for court approval of the settlement are scheduled for December 2021. The remaining two actions will be stayed. CIBC will contribute towards a proposed settlement.

•
Pilon v. Amex Bank of Canada, et al.
: The plaintiff’s appeal of the decision denying certification was heard in February 2021. In March 2021, the court dismissed the plaintiff’s appeal. In May 2021, the plaintiff filed a motion seeking leave to appeal to the Supreme Court of Canada.

•
Simplii privacy class actions:
The
Bannister
and
Steinman
actions have been settled subject to court approval. Pursuant to the proposed settlement,
CIBC
will pay
 $2 million to settle these actions. In April 2021, the court approved the proposed settlement.

•	Order Execution Only class actions : The certification motion in Frayce has been rescheduled to December 2021, and the Michaud action has been stayed.
•	Pope v. CIBC and CIBC Trust : In December 2020, CIBC Asset Management Inc. was added as a defendant. The motion for class certification was heard in August 2021 and taken under reserve.
•	Fresco v. Canadian Imperial Bank of Commerce : The Court of Appeal hearing is scheduled for September 2021.
•
Salko v. CIBC Investor Services Inc. et al
:
In March 2021, a proposed class action was commenced in Quebec against CIBC Investor Services Inc. and several other financial institutions. The plaintiff subsequently added CIBC World Markets Inc. and additional financial institutions as defendants. The action seeks the reimbursement of currency conversion fees alleged to have been unlawfully charged to class members and concealed by the defendants, as well as exemplary and punitive damages. The plaintiff seeks reimbursement of fees charged to clients since March 15, 2018, as well as punitive damages in the amount of 5% of the total sum of fees charged to class members, plus interest.

•
The RRSP of J.T.G v. Her Majesty The Queen
: CIBC Trust Corporation is the trustee of a self-directed RRSP that has been the subject of proceedings in the Tax Court of Canada. The proceedings arise from appeals of tax assessments made by the Minister of National Revenue against the RRSP for the 2004 to 2009 taxation years under Parts I and XI.1 of the
Income Tax Act
(Canada). At the time they were made in March 2013, the Part I assessment amounted to approximately $139 million and the Part XI.1 reassessment totalled approximately $144 million, in each case including all taxes, penalties and interest. In April 2021, the Tax Court of Canada released a decision allowing the appeal in part of the assessment under Part I and dismissing the appeal of the reassessment under Part XI.1. The RRSP has appealed this decision to the Federal Court of Appeal. To the extent there is a shortfall in the RRSP’s ability to satisfy any of the Part XI.1 reassessment that may be upheld by the courts, CIBC Trust may be liable to pay a portion of that reassessment.

•	Mortgage prepayment class actions : The appeal of the certification decision in Haroch is scheduled for October 2021.
•	Green v. Canadian Imperial Bank of Commerce, et al. : The trial start date has been adjourned from September 2021 to October 2021.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2020 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2020 annual consolidated financial statements.

64	CIBC THIRD QUARTER 2021

Note 14.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting categories.

	For the three months ended						For the nine months ended
$ millions	2021 Jul. 31		2021 Apr. 30		2020 Jul. 31		2021 Jul. 31		2020 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$3,198	$661	$3,098	$703	$3,342	$990	$9,552	$2,178	$11,775	$5,174
Debt securities measured at FVOCI (1)	81	n/a	83	n/a	132	n/a	262	n/a	578	n/a
Other (2)	381	106	392	123	364	119	1,190	347	1,369	296
Total	$3,660	$767	$3,573	$826	$3,838	$1,109	$11,004	$2,525	$13,722	$5,470
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 15.    Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centre, digital, mobile and remote channels.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digitally-enabled capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Changes made to our business segments
The following changes were made in the first quarter of 2021:
•
Simplii Financial and CIBC Investor’s Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant SBUs.

•
The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

CIBC THIRD QUARTER 2021	65

$ millions,for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Net interest income (1)	$1,504	$336	$356	$669	$28	$2,893
Jul. 31	Non-interest income (2)	552	871	183	471	86	2,163
	Total revenue (1)	2,056	1,207	539	1,140	114	5,056
	Provision for (reversal of) credit losses	67	(49)	(57)	(60)	–	(99)
	Amortization and impairment (3)	53	7	27	3	154	244
	Other non-interest expenses	1,065	610	247	526	226	2,674
	Income (loss) before income taxes	871	639	322	671	(266)	2,237
	Income taxes (1)	229	169	56	180	(127)	507
	Net income (loss)	$642	$470	$266	$491	$(139)	$1,730
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	642	470	266	491	(144)	1,725
	Average assets (4)	$276,572	$71,863	$45,772	$256,512	$156,049	$806,768
2021	Net interest income (1)	$1,425	$305	$351	$662	$4	$2,747
Apr. 30	Non-interest income (2)	516	830	181	532	126	2,185
	Total revenue (1)	1,941	1,135	532	1,194	130	4,932
	Provision for (reversal of) credit losses	65	(18)	(12)	(11)	8	32
	Amortization and impairment (3)	53	7	27	3	159	249
	Other non-interest expenses	1,005	601	244	535	122	2,507
	Income (loss) before income taxes	818	545	273	667	(159)	2,144
	Income taxes (1)	215	146	57	172	(97)	493
	Net income (loss)	$603	$399	$216	$495	$(62)	$1,651
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	603	399	216	495	(66)	1,647
	Average assets (4)	$266,763	$67,969	$46,364	$250,627	$163,650	$795,373
2020	Net interest income (1)	$1,426	$318	$354	$636	$(5)	$2,729
Jul. 31 (5)	Non-interest income (2)	484	695	158	510	132	1,979
	Total revenue (1)	1,910	1,013	512	1,146	127	4,708
	Provision for credit losses	217	57	160	64	27	525
	Amortization and impairment (3)	57	8	31	3	150	249
	Other non-interest expenses	1,015	511	239	484	204	2,453
	Income (loss) before income taxes	621	437	82	595	(254)	1,481
	Income taxes (1)	164	117	22	152	(146)	309
	Net income (loss)	$457	$320	$60	$443	$(108)	$1,172
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	457	320	60	443	(110)	1,170
	Average assets (4)	$252,249	$66,176	$50,321	$233,252	$155,591	$757,589
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $51 million for the three months ended July 31, 2021 (April 30, 2021: $51 million; July 31, 2020: $51 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)
Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets. The three months ended July 31, 2020 includes goodwill impairment.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

$ millions,for the nine months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2021	Net interest income (1)	$4,412	$939	$1,081	$2,013	$34	$8,479
Jul. 31	Non-interest income (2)	1,610	2,491	551	1,495	325	6,472
	Total revenue (1)	6,022	3,430	1,632	3,508	359	14,951
	Provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80
	Amortization and impairment (3)	159	21	82	8	460	730
	Other non-interest expenses	3,103	1,776	743	1,581	467	7,670
	Income (loss) before income taxes	2,574	1,667	831	1,985	(586)	6,471
	Income taxes (1)	677	444	161	506	(323)	1,465
	Net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$13	$13
	Equity shareholders	1,897	1,223	670	1,479	(276)	4,993
	Average assets (4)	$268,309	$68,541	$46,548	$252,540	$164,817	$800,755
2020	Net interest income (1)	$4,363	$954	$1,066	$1,702	$167	$8,252
Jul. 31 (5)	Non-interest income (2)	1,562	2,139	458	1,417	313	5,889
	Total revenue (1)	5,925	3,093	1,524	3,119	480	14,141
	Provision for credit losses	1,068	278	405	294	153	2,198
	Amortization and impairment (3)	171	22	97	8	477	775
	Other non-interest expenses	3,061	1,617	762	1,463	793	7,696
	Income (loss) before income taxes	1,625	1,176	260	1,354	(943)	3,472
	Income taxes (1)	430	314	20	356	(424)	696
	Net income (loss)	$1,195	$862	$240	$998	$(519)	$2,776
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$1	$1
	Equity shareholders	1,195	862	240	998	(520)	2,775
	Average assets (4)	$251,915	$66,115	$48,097	$227,105	$127,674	$720,906
(1)
Capital Markets net interest income and income taxes includes a TEB adjustment of $156 million, for the nine months ended July 31, 2021 (July 31, 2020: $146 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)
Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets. The nine months ended July 31, 2020 includes goodwill impairment.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

66	CIBC THIRD QUARTER 2021

TO REACH US:
Corporate Secretary:
Shareholders may call
416-980-3096,
or
e-mail:
corporate.secretary@cibc.com
Investor Relations:
Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
investorrelations@cibc.com
Communications and Public Affairs:
Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking:
As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations:
Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call:
CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 26, 2021 at 8:00 a.m. (ET). The call will be available in English
(416-340-2217,
or toll-free
1-800-806-5484,
passcode 1028175#) and French
(514-392-1587,
or toll-free
1-800-898-3989,
passcode 7008374#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 26, 2021. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 4865749#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 2686343#.
Audio Webcast:
A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 26, 2021 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting:
CIBC’s next Annual Meeting of Shareholders will be held on April 7, 2022.
Regulatory Capital:
Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt:
Information on CIBC’s
bail-in
debt and TLAC instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference
.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
inquiries@astfinancial.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact AST Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at
inquiries@astfinancial.com
.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 3/21	$127.37

Jun. 1/21	$139.56

Jul. 2/21	$142.84

Jul. 28/21		$143.33

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada
www.cibc.com